Exhibit 99.1

STUDENT TRANSPORTATION INC. 2011 ANNUAL REPORT

Founded in 1997, Student Transportation Inc. is North America’s third-largest and most progressive provider of school bus transportation services, operating more than 7,300 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com. TABLE OF CONTENTS MESSAGE FROM THE CHAIRMAN AND CEO 2 OPERATING REGIONS 2011 5 CREATING OPPORTUNITIES FOR INVESTORS 6 CREATING OPTIONS FOR CUSTOMERS 8 CREATING A FAMILY OF DEDICATED EMPLOYEES 10 CREATING PARTNERSHIPS WITH COMMUNITIES 11 CORPORATE GOVERNANCE 12 MANAGEMENT DISCUSSION & ANALYSIS 17 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING 51 AUDITOR’S REPORT 52 FINANCIAL STATEMENT AND NOTES 53 CORPORATE DIRECTORY IBC

2011 HIGHLIGHTS [Graphic Appears Here] *Net income or loss for the fiscal years ended June 30, 2007, 2008, 2009, 2010 and 2011 amounted to ($7.1m), ($7.0m), ($6.8m), $2.7m and $1.6m respectively. Management has used EBITDA and EBITDAR as useful measures for tracking performance. Both are non-GAAP measures and are not an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company will use EBITDA in lieu of EBITDAR going forward. A reconciliation of net income or loss to EBITDA is included in the Company’s fiscal year end press releases, which can be found at www.sedar.com or at the Company’s website www.rideSTBus.com. STI ANNUAL REPORT 2011 1

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STI ANNUAL REPORT 2011

CREATIVE SOLUTIONS

A MESSAGE FROM THE CHAIRMAN AND CEO

Fiscal year 2011 was marked by constancy and change. We continued to grow our Student Transportation family of companies, maintained a strong balance sheet and, at year-end, rewarded shareholder loyalty with dividends for the 77th consecutive month since first listing on the Toronto Stock Exchange in 2004. We did this despite fires, floods, snowstorms, hurricanes, currency changes, fluctuating oil prices and a world economy that continues to adjust to a "new normal."

Markets and economies go up and down, but kids have to go to school, and that ongoing need has helped our company performance remain constant. Our fiscal 2011 financial results illustrate the strength of our business model and reflect the professionalism and tenacity of our 8,000 employees. Revenue was up 14 percent over last year. EBITDA for the full year came in at 19.6 percent, which is at the higher end of the company's historical range.

So those are our constants – revenue, growth and dividends. Finding new opportunities and sticking to our long-term plan is what we do best and this year was no exception. As our customers struggled to deliver quality education with tightened federal funding and shrinking tax dollars, we stood by their sides offering creative solutions that allowed them to focus on education.

For our existing customers, those solutions included new routing and scheduling systems that, in many cases, allowed us to reduce the number of buses needed to serve them and pass along the savings. As I've said many times, we don't make more money running more buses; we make more money running less buses more efficiently. Customers continue to reward us for such assistance with their loyalty and I am pleased that in fiscal 2011 we maintained our outstanding contract renewal rate of 95 percent. That's 95 percent over the 14 years we've been in business, not just this year.

That's a tremendous track record and customer retention remains the Number 1 priority of our local operations teams, but we know we have to find new customers and creative ways to leverage our core capabilities in order to grow. Our contract renewals are a key success factor in establishing long-term business. It takes out the risk and provides us a longer term to continue to do what we do best. We work with our customers and their budgets, and I learned a long time ago, this is a long road with a lot of bends.

That's why we continued our disciplined approach to growth in fiscal 2011, guided by our A-B-C growth strategy. We completed four accretive Acquisitions, won three contract Bids and had substantive talks with administrators at a record number of school districts that surely will lead to additional Conversions of district-run school bus fleets in the coming years.

Our acquisitions in fiscal year 2011 included companies in both Canada and the United States where we expanded our footprint from 11 to 12 states. We began the fiscal year with the acquisition of Leuschen Bros. Limited in Sudbury, which opened up a new, strategic area of expansion in Northern Ontario and immediately boosted Student Transportation of Canada's net revenues by $12 million – a year-over-year increase of 20 percent. We added a new operation to our Northern New Jersey territory, followed by Ridge Road Express in rural Upstate New York. Ocean State Transit also joined our family this year, opening up a new area of expansion in Rhode Island. We also were pleased to welcome many well-respected and experienced operators and managers from these companies who continue to deliver the same safe, customer-friendly service they are known for in the industry. Together, these four acquisitions added annualized revenues of more than $43 million and increased the size of our fleet to more than 7,300 vehicles.

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STI ANNUAL REPORT 2011


NASDAQ
UNCHANGED
22.56
UNCHANGED
6.82
-2.5%
1,173.97
STB
NASDAQ
LISTED
NASDAQ

Student Transportation Inc. CEO and Chairman Denis Gallagher (center) rang the opening bell at NASDAQ on September 6, 2011 as STI entered the U.S. stock market. Trading under the symbol "STB," the company is dual-listed on NASDAQ and the Toronto Stock Exchange (TSX).

Our local teams also were very active during the 2011 bidding season, securing long-term agreements with new school districts that will add about 250 vehicles and $13 million of annualized revenues for fiscal 2012.

As I've said in the past, conversions of school district-run school bus fleets continue to offer us great potential for new business and long-term growth. Thanks to the concentrated efforts and creative solutions presented by our business development team, many new and unprecedented opportunities began to surface in fiscal 2011.

School transportation is a $24 billion business and approximately $18 billion of that – 66 percent of the market – is still owned and operated by school districts and states like North and South Carolina. The need for cost reductions and capital investment has never been more urgent and we can help school districts immediately by putting real money in their hands for reinvestment in education. We conducted free feasibility studies in more than 10 school districts in this year, educating school officials and creating a privatization buzz that's spreading throughout the U.S. We're encouraged by the words of progressive leaders like Governor Nikki Haley of South Carolina who is an outspoken proponent of getting government out of school transportation and letting companies with expertise and capital in.

One bid we submitted for a conversion contract in the Southeast U.S. included annual savings of $1.3 million in operations and $2.5 million in annual capital replacements. That's $3.8 million in total cash savings per year, for a total estimated savings of $20 million over five years. We proposed a cash payment of $6 million to purchase their existing fleet and an additional cash contribution of $1 million for any use. But that's not all. During those five years, we also had planned to invest another $16 - $17 million in a new fleet of buses. This represents a grand total of $44 million in investment and cash dollars (saved or received) over a five-year period. Now that's real money. In this case, and throughout the country, this kind of savings and the infusion of new capital for fleet purchases, are critical to keeping teachers in the classrooms and maintaining programs our children want and need. In the end this school district decided to raise local taxes, lay off teachers, cut educational programs and put off capital repairs. This was disappointing but we will keep putting proposals like this together and eventually the public will demand more of their local officials.

Skeptical school districts need look no further than the Haddam-Killingworth Regional School District 17 in Connecticut to see these savings in action. Thanks to the successful conversion to an STA transportation system last year, the school district achieved a budget surplus that allowed it to assign savings from the sale

STI ANNUAL REPORT 2011 4 and operations of its school bus fleet to reduce tax market, which presents great promise for the future. assessments and school budget costs in 2011. I am Our over 7,300 vehicles are actually “mobile devices” convinced that once others cost and compare, we’ll and we are working on some exciting new concepts to see many more opportunities to partner with states transform the industry and create new revenue streams. and school districts like Region 17. While our operations and business development teams Closing a refinancing of our existing credit facility in kept our growth machine on track, it was anything but February, helped us fuel growth in fiscal 2011. The business as usual during the third and fourth quarters amended and restated credit facility had an initial of fiscal 2011 as our financial team set the wheels in commitment of $140 million and an accordion feature motion for a July 2011 filing with the United States that could provide for $100 million in additional Securities and Exchange Commission (SEC) and the commitments when needed for acquisitions and NASDAQ-OMX for the company’s initial U.S. listing of investment requirements for new bid and conversion common stock on the NASDAQ Global Select Market. contracts. It was an exciting day for all of us on September 6, 2011 when our executive team, members of our board of In addition to this Acquisition, Bid and Conversion directors and others came together at the NASDAQ activity, we embraced a new engine for growth in the MarketSite in New York City’s Times Square for an Direct to consumer market for school transportation, Opening Bell Ceremony that marked our first day of expanding our strategy to A-B-C and D. Also known as trading in the U.S. We’re finding that U.S. bankers, “parent pay” or “pay to ride,” these new opportunities analysts and investors like our simple growth business, are springing up in areas where budget shortfalls are our attractive yield and our seven-year track record of forcing school districts to cut “courtesy” bus routes as public company reporting. well as service to and from magnet schools. Parents and students, forced to find alternative means of Our U.S. listing during back-to-school week created a transportation, are responding positively to our perfect opportunity to pause and reflect upon the 14 customer-friendly approach and track record of safe, years that have passed since we founded this company reliable and on-time service. We will continue to fine- and the tremendous family of employees, customers tune our marketing and service model for this new and shareholders who make us what we are today.

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STI ANNUAL REPORT 2011

We are a service company, entrusted with the safety and well being of thousands of school children each day. It is a public trust that we take ever so seriously and the people who deliver these children to and from school are the best in this business. They are mothers and fathers, grandmothers and great-aunts, Little League coaches and neighborhood volunteers who develop lasting relationships with our passengers, our customers and the communities where they live and work. We value their ideas and contributions, and this year expanded the number of interdisciplinary employee councils that serve to channel their thoughts and ideas to the very top of the organization.

We also have an outstanding group of managers and in fiscal 2011 we reorganized our senior management team, named a new Chief Operations Officer and strengthened our regional teams. Patrick Vaughan, a former colleague of mine, is our new COO. He is an extremely qualified industry professional who now is responsible for maintaining our high service standards, leading our operations team and integrating new business generated through our 'A-B-C-D' growth strategy. Pete Pearson, who has successfully led operations in our Central Region for more than 10 years, moves to Executive Vice President and will coordinate communications and strategic growth plans. Our outstanding CFO, Patrick Walker, continues to grow and is a tremendous asset to our company.

On the community front, our employees continued the amazing selfless work they do to raise money for worthy causes and to support fellow employees and community members in times of need. Our STA Education Foundation awarded a record number of scholarships in the U.S. in fiscal 2011; and in Canada our new STC Education Foundation formally obtained charitable status in December 2010.

Ours is a company built to last and we are well positioned to take advantage of the many opportunities before us in 2012 and beyond. We will continue our sharp focus on safety, remain committed to putting people and communities first, and pledge to reward your support with continued smart growth and reliable dividends, which have been the hallmark of our success .

OPERATING REGIONS

WEST
CALIFORNIA
REGIONAL OFFICE:
GOLETA, CA

CENTRAL
ILLINOIS, MINNESOTA, PENNSYLVANIA
REGIONAL OFFICE:
CARNEGIE, PA

NORTHEAST
NEW YORK, CONNECTICUT, VERMONT, RHODE ISLAND, NEW HAMPSHIRE, MAINE
REGIONAL OFFICE:
ACTON, MA

ATLANTIC
NEW JERSEY

SOUTHEAST
FLORIDA
REGIONAL OFFICE:
CHARLESTON, SC.

ONTARIO, CANADA
GUELPH, BRADFORD, BRESLAU, LONDON, SUDBURY
REGIONAL OFFICE:
BARRIE, ON





STUDENT TRANSPORTATION OF AMERICA®

STUDENT TRANSPORTATION OF CANADA®

STI ANNUAL REPORT 2011 6 REVENUE DIVIDENDS GROWTH CREATING OPPORTUNITIES FOR INVESTORS dividends and an attractive yield for income-oriented investors in fiscal 2011. Guided by the fundamentals of our A-B-C growth strategy and disciplined in our approach to new opportunities, we increased revenues and cash flows and delivered strong year-over-year growth. » After a strong seven-year record of performance A new operation in Northern NJ and Ridge Road on the Toronto Stock Exchange (TSX), our Board Express in Upstate New York strengthen our existing of Directors approved the application process for operations by creating synergies in key areas. a dual listing on the NASDAQ market in May 2011, Ocean State Transit expands our New England giving a broader base of investors access to our operations into Rhode Island; and Ontario, Canada’s shares and increasing liquidity. We now trade under Leuschen Bros. Limited adds contracted services the symbol “STB” on both exchanges. for physically disabled residents to our service mix. These other contracted services hold great potential » In June 2011, investor support and confidence were for future growth. rewarded when we paid our 77th consecutive monthly cash dividend to shareholders. » Bids: We continued to pick our geographic targets wisely and select only the best long-term renewable » Acquisitions: Four accretive acquisitions drove contract bid opportunities. We won three bids for growth this year. They added a 12th state to our new business in 2011 and continued to renew our footprint, increased regional density and are opening current long-term contracts. doors to new complementary lines of business.

STI ANNUAL REPORT 2011 7 » Conversions: Faced with shrinking budgets and a tight capital market, the states and districts that run their own school transportation systems increasingly looked to privatization this year. Public-run school bus fleets represent $18 billion of the $24 billion pupil transportation market and are a promising area of future growth. » We secured a new five-year commitment and increased our senior credit facility for aggregate potential borrowings of US$140 million plus an accordion feature for up to an additional $100 million when needed. » Investors responded positively to our US$60 million convertible debt offering which was used to repay debt under our credit facilities and for general corporate purposes. » Leasing once again proved to be a smart way to finance replacement and new vehicles. New deals featured six-year terms, low-cost fixed financing and minimal residual buy-back options at the end of the terms. OCEAN STATE TRANSIT EXPANDS STI FOOTPRINT, TECHNOLOGY Rhode Island-based Ocean State Transit officially joined the STI family in February 2011, bringing with it a well-respected and experienced management and operations team. Known for safe and customer-friendly service, the team also boasts one of the most technologically advanced fleets in the industry. With sophisticated computer tracking systems on many of its buses, Ocean State allows authorized personnel and school district managers to track bus movements and performance from their desks, mobile devices and even from their homes before and after work hours. In addition to providing information about location and speed, the system monitors engine idling time, fuel mileage and the exact time and duration of each bus stop. Ocean State buses also feature multi-camera video monitoring systems. All of these advanced systems increase visibility into fleet operations and result in greater efficiencies and improved performance. Ocean State will serve as a model for the STI operations of the future.

STI ANNUAL REPORT 2011 8 SAFETY SAVINGS SERVICE CREATING OPTIONS FOR CUSTOMERS A tough economic climate made 2011 a challenging year for many customers. Our local and regional management teams stood by their sides, creating new operational efficiencies and implementing technological solutions to enhance safety and improve service across the board. The partnerships we created with customers continued to stand the test of time, extending our historical 95 percent contract renewal rate for a 14th year. We also forged new relationships with operators of public-run school bus fleets who are searching for a better way to transport students. Operational highlights for fiscal 2011 include the following. » Safety remains our Number 1 priority and we made new strides this year to eliminate risks and enhance our “safety culture.” We added new modules to our extensive driver-training program and rolled them out in all 107 locations across North America. Our company-wide Safety Council mandated that every bus in our fleet be fitted with a crossing arm to eliminate blind spots, whether a state requires it or not. Child Check-Mate systems, which help ensure that all children have disembarked the bus at the completion of each run, now are standard gear in all of our buses. In addition, we implemented a new Driver Credential Certification Program and appointed Safety and Compliance Auditors who visit every location to ensure that checks and balances are in place to keep driver credentials current. » We expanded our Employee Councils to include a Special Needs Council. Composed of some of our most experienced drivers, monitors and managers, this team rolled out a company-wide autism education program to increase employee understanding of the disorder and to transport autistic passengers even more effectively and safely.

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STI ANNUAL REPORT 2011

» At an average age of 5.9 years, our fleet remains the youngest in the industry. Keeping those vehicles good as new is the job of our maintenance team led by the Maintenance Council, which continued to share best practices and vehicle safety know-how across the company. More than 85 percent of our 200-member U.S. maintenance team now is working toward Master School Bus Technician certification from the American Institute of Automotive Service Excellence (ASE).

» Our Business Development team conducted free feasibility studies in a record number of public-run school districts this year as rising costs and aging fleets forced districts and states to explore more cost-effective ways to transport students. We rolled up our sleeves, got under the hood of their operations, and delivered detailed feasibility studies that clearly show the value, savings and benefits inherent in our special brand of pupil transportation.

» At Regional School District 17 in Haddam/Killingworth, CT, where conversion to an STA transportation system resulted in dramatic efficiencies, immediate cash and operational savings, Superintendent Howard Thiery said, "The effective management of school transportation is a daily miracle, given its complexity. The administration takes away from school officials who should be focused on education."

PROGRESSIVE LEADERS SUPPORT PRIVATIZED BUSING

Progressive leaders like Governor Nikki R. Haley of South Carolina began to speak out about privatizing state-run school transportation systems this year. In her first State of the State address in January 2011 Governor Haley said:

"We must also privatize our school bus system. We are one of the last states in the nation to do so, and our government just doesn't need to be in the school bus maintenance business. Making this change would deliver our state a check for our old buses. It would deliver our children a new fleet of buses. It would keep our school bus drivers employed while transferring our mechanics to the private sector. And it would put the focus of our Education Department where it needs to be: teaching our kids."



PATRICK VAUGHAN

In January 2011, school transportation industry veteran Patrick Vaughan was appointed Chief Operating Officer.


SCHOOL BUS
SCHOO

RISING FROM THE ASHES

When a Christmas morning fire in STA's Kearsarge, NH, terminal destroyed nine buses and damaged six others, the local team joined police and firefighters on the scene and immediately sprang into action to replace the vehicles. With the help of STA family members throughout the country, a replacement fleet was in place and ready to transport children back to school just five business days later.

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STI ANNUAL REPORT 2011

PRIDE COMMITMENT PROFESSIONALISM

CREATING A FAMILY OF DEDICATED EMPLOYEES

The core strength of Student Transportation has always been our people – the family of drivers, monitors, maintenance technicians, terminal managers and support staff responsible for transporting our precious cargo to and from school each day safely and on time. Giving them the training, tools and resources they need – and rewarding and honoring their service – are top priorities.

» Safety took center stage in March when CEO Denis Gallagher visited STC's Peterborough, Ontario terminal to present Safe Driving Awards to more than a dozen drivers. Similar award ceremonies and breakfasts were held at all STC and STA terminal locations to recognize drivers who embody the spirit that maintains the public trust.

» In April we celebrated drivers during our first annual Driver Appreciation Day. Drivers wore special "I'm appreciated" ribbons and shared food, praise and stories in terminal locations throughout the U.S. and Canada.

» Employees of all levels were invited back to school this year when we rolled out Student Transportation University (STU), a series of self-paced distance learning programs designed to sharpen vital skills and keep employees abreast of issues and trends that impact the industry and our passengers. The first two programs addressed conditions impacting special needs passengers – autism and seizure disorders. STU workshops also focused on business development and peer coaching.

» We also supported the educational aspirations of employees' dependents this year when we awarded STA Education Foundation scholarships to 13 college-bound sons and daughters of STA employees.



OUR SAFETY CULTURE
Our family of employees includes many members who have dedicated their entire careers to safely delivering children to and from school. Jeanette Withers is one of a number of Canadian and U.S. drivers who have driven accident-free for more than 30 years. Jeanette serves students and families in the Greater Sudbury Area where she has driven a Leuschen Brothers school bus without an accident for 37 years.

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STI ANNUAL REPORT 2011

MOBILE STUDIO CONNECTS WITH KIDS
The STA Education Foundation has partnered with Carolina Studios, a non-profit youth music and media arts program spearheaded by Mark Bryan of Hootie & the Blowfish. An STA school bus has been transformed into a mobile recording studio. It will travel to schools and Boys and Girls Clubs throughout the Greater Charleston Area to provide a fun and safe after-school environment for kids to channel their energies, develop valuable computer skills and feed their passion for music.


IN SESSION
STA
STUDENT TRANSPORTATION OF AMERICA
www.rideSTBus.com
carolina
STUDIOS
On Track For Success
www.carolinastudios.net

SERVICE INVOLVEMENT OUTREACH

CREATING PARTNERSHIPS WITH COMMUNITIES

Our local teams continued their participation in communities throughout North America this year, donating our transportation services and personal time and money to help others. STI family members are a vital part of every community we serve and their good deeds make us the company we are today.

» The STA Education Foundation awarded a record number of scholarships to college-bound high school seniors this year.

– The STA/John Finfrock Scholarship Golf Outing provided scholarships to students in Illinois and 19 Pennsylvania school districts.

– Our involvement in the PGA Nationwide Tour Championship at Daniel Island doubled the number of scholarships presented to students in the Greater Charleston, SC Area and helped local non-profit organizations raise thousands of dollars through the PGA Tour's Tickets Fore Charity Program.

– In Canada, our local team created the Student Transportation of Canada (STC) Education Foundation to assist students throughout Ontario. Our involvement in the PGA Nationwide Tour's Wayne Gretzky Classic generated cash scholarships to Greater Toronto Area students for the second year in a row.

» Tumbleweed Elementary School, served by our Palmdale, CA terminal, invited members of the local STA family to participate in its annual "Read Across America" event. Operations Manager Angela Williams and Dispatch Coordinator LaQuita Lundquist volunteered to share their own love of reading with kindergarten students. LaQuita read a book from the school library while Angela brought her children's favorite Dr. Seuss story, "Go Dog Go." Both received certificates of appreciation from Principal Jezelle Fullwood and the satisfaction that comes with helping others.

» Regional Vice President Tim Krise and his Punxsutawney, PA team worked with local law enforcement to make the area's famous Ground Hog Day celebration safe and fun for thousands of participants from around the world. At 2 a.m. on February 2nd, the team began deploying 100 buses to take visitors to and from Gobbler's Knob where Punxsutawney Phil has been predicting the weather for 125 years.

STI ANNUAL REPORT 2011 12 (standing, l-r) Kenneth Needler, Robert Reilly, Robert Byrne, Victor Wells, Grace Palombo, David Scopelliti, (seated, l-r) Irving Gerstein, Denis Gallagher, George Rossi CORPORATE GOVERNANCE Student Transportation’s Board of Directors is dedicated to the highest standards of corporate governance. Our Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision making. The Board understands that earning the trust of Student Transportation’s board consists of eight investors comes from demonstrated honesty and directors, of whom seven are independent of transparency. As such, the Board is fully committed to management. The Board follows a mandate that clearly a comprehensive corporate governance strategy that defines its roles and responsibilities in overseeing promotes the Company’s long-term well-being and the Company’s strategy, management team, financial sustainability for the benefit of the shareholders. reporting and governance. The corporate governance policies and practices are substantially compliant with National Policy 58–201, the guidelines of the Canadian Securities Administrators. The Board has monitored ongoing developments in the area of corporate governance best practices and is committed to proactively reviewing and updating all policies and practices to stay ahead of regulatory demands and investor expectations.

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STI ANNUAL REPORT 2011

POLICIES

The Board has adopted several policies that reflect best practices in governance and disclosure.

- **Board Mandate** – Defines the role and responsibilities of the Board of Directors to supervise the management of the business of Student Transportation with the highest standards of ethical conduct and in the best interests of the shareholders.

- **Disclosure Policy** – Ensures the Company adheres to best practices in disclosing and disseminating material information. This obligation reflects the basic principle of securities regulation that all persons investing in securities should have equal access to information that may affect their investment decisions.

- **Code of Conduct** – Sets out the ethical principles guiding all directors, officers and employees of Student Transportation. Obeying the law, both in letter and in spirit, is the foundation on which STI ethical standards are built and is critical to our reputation and continued success.

- **Insider Trading Policy** – Strictly limits trading by management, the Board and other STI employees.

- **"Whistleblower" Policy** – To promote integrity and to deter wrongdoing, spells out confidential complaint or concerns reporting procedure regarding illegal or unethical behaviour.

All policies, along with the committee charters, are available on Student Transportation's website at www.rideSTBus.com.

COMMITTEES

AUDIT COMMITTEE

Student Transportation's Audit Committee is responsible for: the oversight and supervision of accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of the financial statements. The independent auditors of Student Transportation report directly to the Audit Committee. The Committee is also responsible for directing the auditors' examination of specific areas and for recommending to the Board of Directors the selection of independent auditors.

The Audit Committee met five times during fiscal 2011. Each member of the Audit Committee is independent of management and is "financially literate" and a finanical expert within the meaning of Multilateral Instrument 52-110 – Audit Committees, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and NASDAQ Rule 5605 (a)(2), which each prescribe certain requirements for audit committees.

Members: Irving R. Gerstein, George Rossi (Chair), David Scopelliti, Victor Wells

COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE ("CNCG")

The CNCG Committee is responsible for: establishing procedures for the identification and recommendation of nominees to the Board of Directors, ongoing assessment of the Board of Directors, its committees and its members, developing and implementing orientation procedures for new directors, advising on and overseeing compensation, and developing and monitoring the Company's approach to governance issues.

The CNCG Committee met six times during fiscal 2011. Each member of the CNCG Committee is independent of management.

Members: Irving R. Gerstein (Chair), Kenneth B. Needler, Grace Palombo, David Scopelliti, Robert E. Reilly

DIRECTORS

DENIS J. GALLAGHER
Chairman of the Board and Chief Executive Officer

As Founder, Chairman and Chief Executive Officer of STI, Mr. Gallagher has nearly 35 years of experience in the passenger transportation industry. He previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During his tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, Mr. Gallagher was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996. He played a key role in Laidlaw's expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. Mr. Gallagher is a graduate of Monmouth University, with a B.S. in Business Administration. A past member of the University's

14 STI ANNUAL REPORT 2011Board of Trustees, he was the recipient of the University’s Distinguished Alumni Award. Mr. Gallagher served as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX, until that company was acquired in 2007. IRVING R. GERSTEIN Lead Director, CNCG Chair The Honourable Irving R. Gerstein has been a director of the Company since 2004. Senator Gerstein is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in December 2008. A retired executive, Senator Gerstein is a director of Medical Facilities Corporation, Atlantic Power Corporation, and previously served as director of other public issuers, including Economic Investment Trust Limited, CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc. He also served as an officer and director of Peoples Jewellers Limited. Senator Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of 25 years, and is currently a member of its Research Committee. JEAN-PIERRE FARANDOU Jean-Pierre Farandou resigned from the Board on June 30, 2011 and became an advisor to the STI board. Farandou was the designated board nominee of SNCF Participations (SNCF-P) S.A. Mr. Farandou is an engineer and an executive of Société Nationale des Chemins de fer Francais (“SNCF”), the French National Railroad, and an affiliate of SNCF-P. Mr. Farandou was project manager for the launch of High-Speed Train (TGV) service between Paris and Lille in 1993. Mr. Farandou later created the legal entity of Thalys International and managed its high-speed service between Paris, Brussels, Amsterdam and Cologne from 1993 to 1998. He later joined SNCF in Lyon where he headed the largest regional train network in France operating 1,000 trains and 400 buses serving 100,000 passengers. Mr. Farandou later became the head of KEOLIS Lyon, a large regional supplier of bus, subway and tram transportation. Since 2006, he has served as director of SNCF’s Public Transport Division. Mr. Farandou also serves on the Board of Directors of KEOLIS and EFFIA, a French transportation-related services company. KENNETH B. NEEDLER Mr. Needler is the former President and Chief Operating Officer of STA Holdings. He began his career in the passenger transportation industry in 1972 with a company that was subsequently acquired by Laidlaw, Inc. He was named President and Chief Operating Officer of the company in July 1999, and served as such until June 30, 2005, after being appointed to the company’s Board of Directors in 1998. Between 1972 and 1990, he served in a number of management capacities at Laidlaw, Inc. including Division Manager, Regional Vice President and President of the Canadian school bus operations. In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario. GRACE PALOMBO Grace Palombo is a Vice President with TD Bank Group. Prior to TD Bank Group, she served as the Senior Vice President Corporate Human Resources of CanWest Global Communications Corporation. Ms. Palombo also worked with the Boards of Directors and the HR Committees for the CanWest businesses. Prior to joining Canwest, Ms. Palombo held various executive positions in Human Resources, Legal and Corporate Services with Husky Injection Molding Systems, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace, and served as Corporate Secretary at Union Gas. Ms. Palombo practiced law in Toronto, in the areas of Employment, Labour Relations and Corporate Law. She is a director of the Osgoode Hall Law School Alumni Association and the Norshield Investors Advisory Group (NIAG). She is a member of the Institute of Corporate Directors, Conference Board of Canada, Council of National Human Resource Executives, the Law Society of Upper Canada, The Canadian Bar Association, the Women’s Law Association and the Women’s Executive Network. ROBERT E. REILLY Mr. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, he was the

President and a director of the fifth largest executive search firm in the U.S. In this capacity, Mr. Reilly successfully completed Board of Directors, CEO, COO, CFO and President searches for prominent clients in a variety of industries. Prior to that, Mr. Reilly served as a Senior Vice President, Strategic Group of LaSalle Partners, now Jones Lang LaSalle, where he was instrumental in the establishment of LaSalle’s European and West Coast headquarters in London and Los Angeles, respectively. Mr. Reilly serves as Chairman of the University of Notre Dame’s Mendoza College Graduate School of Business John Cardinal O’Hara Society. GEORGE ROSSI Audit Committee Chair Mr. Rossi is a consultant and corporate director. He serves on the boards of several public and private entities including Dolan Media Company, a NYSE-listed leading provider of business information and business services to the legal, financial and real estate sectors in the United States and Radio Nord Communications, a Quebec broadcaster. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002-2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Between 1983 and 2000, Mr. Rossi was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983 Mr. Rossi was an audit manager with Ernst & Young. DAVID SCOPELLITI Mr. Scopelliti is a Principal of GarMark Partners, a private investment firm in Stamford, Connecticut. He is also a Director of Nudo Products and sits on the advisory board of The Camelot Group, an independent investment advisory firm that provides advice to private equity investors. Mr. Scopelliti has over 20 years of experience as a principal investor in the private equity and debt markets. Prior to GarMark, he was a Managing Director at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security industry and Managing Director with CIBC World Markets in New York, focusing on mezzanine and private equity transactions. Previous to that, Mr. Scopelliti was the head of ING’ s New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing. VICTOR WELLS Mr. Wells is a director and chair of the Audit Committee of GT Canada Medical Properties Inc. He was formerly a director and chair of the Audit Committee of MagIndustries Inc. and Northstar Healthcare Inc. He also formerly was a director and member of the Audit Committee of Tri-North Capital Inc. and a Trustee and Audit Committee Chair of Canada Cartage Diversified Income Fund. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. Prior to that, he was Vice President of Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. He is a member, past president and director of Financial Executives International. Mr. Wells is chairman of the Canadian Financial Executives Research Foundation and former chairman of the Committee on Corporate Reporting and past member of the Accounting Standards Board. He obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of both the Institute of Chartered Accountants of British Columbia and the Ontario Institute of Chartered Accountants. 15 STI ANNUAL REPORT 2011

16 STI ANNUAL REPORT 2011

17 STI ANNUAL REPORT 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF OPERATIONS The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2011. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation Inc.’s financial statements are prepared in accordance with accounting principles generally accepted in Canada (“GAAP”). The information in this Management’s Discussion and Analysis of the Financial Condition and Result of Operations is effective September 23, 2011. Additional information about, and the Annual Information Form filed by Student Transportation Inc. is available on SEDAR at www.sedar.com. All references to “$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars. All references to the Company are to either Student Transportation Inc. (“STI” or the “Company”), or to STI and its subsidiaries. General Student Transportation Inc. is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”) and in connection with two subsequent offerings, one in October 2005 and one in June 2006. Each IPS consisted of one common share of STI and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC. Concurrently with the IPS Offering, STA ULC issued, on a private placement basis, Cdn $10 million of separate subordinated notes that were not included in any IPSs. Subsequent to the June 2006 IPS offering, the Company began the process of converting its IPS structure to a traditional common share structure in order to enhance the liquidity of STI’s common shares and facilitate the separation of the IPSs. As part of that process, the Company issued additional common shares in fiscal years 2007, 2008 and 2009 pursuant to cash equity offerings and non-cash exchange offers in fiscal years 2008 and 2009 as described below. The net proceeds from each of the cash common share offerings were used to pay down debt on the credit agreement incurred in connection with the Company’s continuing growth strategy. Such repayments re-established borrowing availability under the credit agreement to allow the Company to fund new acquisition, bid and conversion opportunities as they arose in connection with the Company’s growth strategy. In addition, the Company completed two exchange offers, the first in September 2007 and the second in September 2008, under which the holders of the 14% subordinated notes of STA ULC were offered common shares of STI in non-cash exchanges for each Cdn $3.847 principal amount of 14% subordinated notes of STA ULC. As noted below, the remaining 14% subordinated notes were redeemed on December 21, 2009. During fiscal year 2010, STI completed two issuances of convertible subordinated unsecured debentures. On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) due October 31, 2014 at a price of $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the “6.75% Convertible Debentures”) due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). On June 7, 2011, the Company issued 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60 million.

18 STI ANNUAL REPORT 2011 The 7.5% Convertible Debentures, the 6.75% Convertible Debentures, and the 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures.” The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the Issuer’s credit facilities, which provided additional borrowing capacity to fund the redemption of the outstanding 14% subordinated notes of STA ULC (such redemption described below), and for general corporate purposes. The Convertible Debentures, with the exception of the value assigned to the holders’ conversion option, have been recorded as debt on the balance sheet. Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each $1,000 principal amount of 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each $1,000 principal amount of 6.75% Convertible Debentures, and at a conversion price of US $9.50 per common share (the “6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of 6.25% Convertible Debentures. The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price. The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the 7.5% and 6.75% Convertible Debentures, and US $1,000 principle amount of the 6.25% Convertible Debenture. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date. The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

STI ANNUA L REPORT 2011 19 The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures) an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon. On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. Following the redemption of the subordinated note portion of their IPSs, former IPS holders continued to own common shares of STI. The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 1,068,418 common shares during the twelve months ended June 30, 2011, having an approximate value of $6.3 million. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”). The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPSs. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two shares available for issuance under the EIP by 1,446,291. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Participants have the right, each year, starting in fiscal year 2009, to “put” up to 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years. On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

STI ANNUA L REPORT 2011 20 As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations. STA Holdings granted 146,661 Class B Series Two common shares during the twelve months ended June 30, 2010, none of which were issued during the fourth quarter of fiscal year 2010. These share grants were fully vested on the grant date. The Company recognized $0.8 million in non-cash stock based compensation expense related to these grants based on the estimated fair value of these shares on the grant date in the twelve month period ended June 30, 2010. During the twelve months ended June 30, 2011, a total of 196,202 Class B Series Two shares were “put” back to the Company, having a fair value of $1.7 million. The total number of Class B Series Two common shares outstanding as at June 30, 2011 was 233,310. The fair value of the Class B Series Two common shares outstanding at June 30, 2011 represents a liability of $2.4 million which is recorded in other current liabilities. STA Holdings granted 239,000 Class B Series Three common shares during the fiscal year ended June 30, 2010, all of which were issued during the fourth quarter of fiscal year 2010. These share grants were fully vested on the grant date. The Company recognized $1.2 million in non-cash stock based compensation expense related to these grants during the fiscal year ended June 30, 2010 based on the estimated fair value of these shares on the grant date, all of which was recognized during the fourth quarter of fiscal year 2010. In connection with these grants, 79,572 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the twelve months ended June 30, 2010. During the twelve months ended June 30, 2011, STA Holdings granted 485,814 Class B Series Three common shares, none of which were issued during the fourth quarter of fiscal year 2011. The Company recognized $2.5 million in non-cash stock based compensation expense related to these grants for the twelve months ended June 30, 2011, based on the estimated fair value of these shares on the grant date. In connection with these grants, 97,295 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the twelve months ended June 30, 2011. During the twelve months ended June 30, 2011, a total of 9,413 Class B Series Three shares were “put” back to the Company, having a fair value of $60 thousand dollars. The total number of Class B Series Three common shares outstanding as at June 30, 2011 was 538,534. The fair value of the Class B Series Three common shares outstanding at June 30, 2011 represents a liability of $3.5 million, of which $1.5 million is recorded in other current liabilities. During the twelve months ended June 30, 2011, certain holders of the 7.5% Convertible Debentures exercised their conversion rights and converted Cdn $26.1 million of convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share. The Company currently holds a 99.1% interest in STA Holdings as at June 30, 2011 through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

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STI ANNUAL REPORT 2011

Results of Operations *(in 000's of US$, except per share data)*

Summary Table of Financial Results

	Three Months Ended June 30,		Twelve Months Ended June 30,	
	2011	2010	2011	2010
Revenues	$ 89,872	$ 77,771	$ 305,285	$ 267,156
Costs and expenses				
Cost of operations	63,910	52,169	222,398	187,664
General and administrative	8,343	7,862	31,414	28,681
Non-cash stock compensation	—	1,179	2,548	1,959
Depreciation and depletion expense	10,730	9,277	33,179	29,923
Amortization expense	852	736	3,351	2,813
Total operating expenses	83,835	71,223	292,890	251,040
Income from operations	6,037	6,548	12,395	16,116
Interest expense	3,756	2,634	14,512	10,495
Unrealized loss (gain) on derivative contracts	3,802	3,581	516	(3,123)
Loss on subordinated notes extinguishment	—	—	—	3,680
Other (income) expense, net	(4,459)	(604)	(4,257)	107
Income before income taxes	2,938	937	1,624	4,957
Provision for income taxes	304	669	37	2,253
Net income	$ 2,634	$ 268	$ 1,587	$ 2,704
Basic and diluted net income per common share	$ 0.04	$ 0.01	$ 0.03	$ 0.05

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond with the vehicles' usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, the Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 15% of the Company's fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

STI ANNUA L REPORT 2011 22 In July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $15.7 million in replacement school vehicles and $4.2 million in growth school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%. Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases. In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases. Oil and Gas Interests In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. Approximately 70% of these wells produce natural gas. CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit, which is a direct subsidiary of the Company. The Company’s oil and gas revenues, on an annual basis, are approximately two percent of consolidated Company revenues. Three Months Ended June 30, 2011 Compared to Three Months Ended June 30, 2010 The Company’s core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately two percent of the Company’s revenue on an annual basis. The consolidated results for the fourth quarter of fiscal year 2011 include $1.9 million in oil and gas revenue, $0.6 million in related cost of operations and $0.8 million in depletion expense. The consolidated results for the fourth quarter of fiscal year 2010 include $1.3 million in oil and gas revenue, $0.8 million in related cost of operations and $0.8 million in depletion expense. The increase in revenue for the oil and gas portfolio of $0.6 million for the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010 is due to increases in oil and natural gas commodity prices. The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments. Revenues: Revenues for school bus transportation for the fourth quarter of fiscal year 2011 were $88.0 million compared to $76.4 million for the fourth quarter of fiscal year 2010, representing an increase of $11.6 million, or 15.1%. Revenue for the fourth quarter of fiscal year 2011 was positively impacted by approximately $1.1 million related to the change in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2010 to the fourth quarter of fiscal 2011 in connection with the translation of the Company’s Canadian operations into US dollars. The Company has closed four acquisitions to date through the end of the fourth quarter of fiscal year 2011 (in February 2011, January 2011, December 2010 and July 2010), and started operations on three new bid

STI ANNUA L REPORT 2011 23 contracts (two of which were tuck-ins to existing terminal operations) for the 2011 fiscal year. The Company closed three acquisitions during the 2010 fiscal year, one at the end of the first quarter and two during the third quarter of fiscal year 2010 (March 2010), and also started operations on one new conversion in the fourth quarter of fiscal year 2010 (April 2010). In addition, the Company did not renew three contracts (one being a tuck-in) for the 2011 fiscal year and lost certain existing routes in our New Jersey and Canadian operations. The acquisitions completed during the third quarter of fiscal year 2010 and fiscal year 2011, and the new bid-in and conversion contracts for the 2011 fiscal year accounted for $13.4 million in new business growth in the fourth quarter of fiscal year 2011, which was partially offset by a $0.9 million revenue reduction resulting from the contracts not included in the results for the fourth quarter of fiscal year 2011. The remaining $2.0 million decrease in revenues resulted primarily from route losses in the Company’s existing New Jersey and Canadian operations as previously reported, which were partially offset by contract rate increases. Cost of Operations: Cost of operations for school bus transportation for the fourth quarter of fiscal year 2011 was $63.3 million as compared to $51.4 million for the fourth quarter of fiscal year 2010, representing an increase of $11.9 million or 23.2%. The acquisitions completed during the third quarter of fiscal year 2010 and fiscal year 2011, and the net new bid and conversion contracts for the 2011 fiscal year accounted for $8.9 million of the total increase in cost of operations, which was partially offset by a $0.7 million reduction resulting from the three contracts not included in the results for the fourth quarter of fiscal year 2011. The remaining $3.7 million increase in cost of operations, net of new business and contracts not renewed for the fourth quarter of fiscal year 2011, resulted primarily from increased salaries and wages, employee benefits, operating expenses, fuel costs, maintenance costs and insurance expense. Salaries and wages, net of new business and contracts not renewed for fiscal year 2011, increased $0.8 million due primarily to higher drivers’ wages. As a percentage of revenue, drivers’ wages increased to 34.2% in the fourth quarter of fiscal year 2011 from 32.8% in the fourth quarter of fiscal year 2010. Employee benefits, net of new business and contracts not renewed for fiscal year 2011 increased $0.7 million compared to the fourth quarter of fiscal year 2010, primarily due to increases in employer workers’ compensation insurance and employer tax expenses. As a percentage of revenue, employee benefits increased to 9.5% in the fourth quarter of fiscal year 2011 from 8.4% in the fourth quarter of fiscal year 2010. Operating expenses, net of new business and contracts not renewed for fiscal year 2011, increased $1.0 million primarily due to an additional year of vehicle leasing costs. Fuel costs for the fourth quarter of fiscal year 2011, net of new business and contracts not renewed for the fiscal year 2011, increased $0.7 million compared to the fourth quarter of fiscal year 2010 due primarily to market increases in fuel prices. As a percentage of revenue, same terminal fuel increased to 7.6% for the fourth quarter of fiscal year 2011 compared to 6.5% for the fourth quarter of fiscal year 2010. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company, for the 2011 and 2010 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. Maintenance costs, net of new business and contracts not renewed for fiscal year 2011, increased $0.4 million due primarily to an increase in parts expense and increased as a percentage of revenue to 4.6% in the fourth quarter of fiscal year 2011 from 4.0% in the fourth quarter of fiscal year 2010. Insurance expense, net of new business and contracts not renewed for fiscal year 2010, increased $0.2 million due primarily to certain developments in prior year claim accruals and increased as a percentage of revenue to 3.8% in the fourth quarter of fiscal year 2011 from 3.4% in the fourth quarter of fiscal year 2010. General and Administrative Expense: General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2011 was $8.3 million compared to $7.8 million for the fourth quarter of fiscal year 2010, an increase of $0.5 million or 6.1%. As a percentage of revenue, total general and administrative expense decreased to 9.5% for the fourth quarter of fiscal year 2011 from to 10.3% for the fourth quarter of fiscal year 2010. The acquisitions completed during the fiscal year 2010 and fiscal year 2011, and the net new bid contracts for the 2011 fiscal year accounted for $0.7 million of the total increase in general and administrative expense. The remaining $0.2 million decrease in general and administrative expense resulted primarily from lower administrative compensation in the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010.

STI ANNUA L REPORT 2011 24 Non-Cash Stock Compensation: There were no issuances of Class B shares pursuant to the EIP during the fourth quarter of fiscal year 2011 and thus no non-cash stock based compensation expense recorded. Non-cash stock compensation expense for school bus transportation for the fourth quarter of fiscal year 2010 was $1.2 million. The non-cash compensation expense was related to the issuance of 239,000 Class B Series Three shares of STA Holdings in the fourth quarter of fiscal year 2010. The decrease in non-cash compensation expense in the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010 results from the timing of annual share grants under the EIP. Depreciation Expense: Depreciation expense for school bus transportation for the fourth quarter of fiscal year 2011 was $10.0 million compared to $8.5 million for the fourth quarter of fiscal year 2010, an increase of $1.5 million. The increase was primarily related to the vehicles associated with the acquisitions closed in fiscal years 2011 and 2010 and the net new bid contracts for fiscal year 2010. As a percentage of revenue, same-terminal depreciation expense decreased to 10.7% for the fourth quarter of fiscal year 2011 from 11.1% for the fourth quarter of fiscal year 2010. Amortization Expense: Amortization expense for school bus transportation for the fourth quarter of fiscal year 2011 was $0.9 million compared to $0.7 million in the fourth quarter of fiscal year 2010. As a percentage of revenue, amortization expense remained unchanged at 1.0% for the fourth quarter of fiscal year 2011 and the fourth quarter of fiscal year 2010. Income from Operations: Income from operations for school bus transportation was $5.6 million for the fourth quarter of fiscal year 2011 compared to $6.8 million for the fourth quarter of fiscal year 2010. The decrease in income of $1.2 million resulted from the operating line items discussed above, and reflects a positive impact of $0.2 million in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2010 to the fourth quarter of fiscal 2011 in connection with the translation of the Company’s Canadian operations for the fourth quarter of fiscal 2011 into US dollars. Interest Expense: Interest expense for the fourth quarter of fiscal year 2011 was $3.7 million compared to $2.6 million for the fourth quarter of fiscal year 2010, an increase of $1.1 million. Increased amortization of deferred financing costs accounted for $0.5 million of the increase in interest expense for the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010. The remaining $0.6 million increase in interest expense was primarily from the increase of approximately $50.4 million in average debt for the fourth quarter of fiscal year 2011, compared to the fourth quarter of fiscal year 2010. Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts was $3.8 million for the fourth quarter of fiscal year 2011 compared to $3.6 million for the fourth quarter of fiscal year 2010. The increase in unrealized loss of $0.2 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010. Other Income , net: Other income for the fourth quarter of fiscal year 2011 totaled $4.5 million compared to $0.6 million for the fourth quarter of fiscal year 2010. The increase in other income of $3.9 million resulted primarily from the May 2011 $2.8 million gain on liquidation of the Company’s forward foreign exchange contracts dated June 2011 through February 2014, the increase in foreign currency gains, and the decrease in the Class B share expense in the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010. Income before Income Taxes: Income before income taxes was $2.9 million for the fourth quarter of fiscal year 2011 compared to income before income taxes of $0.9 million for the fourth quarter of fiscal year 2010. This increase in income of $2.0 million resulted primarily from the increase in other income of $3.9 million and the increase in income from operations from the oil and gas segment of $0.8 million, offset by the decrease in income from

STI ANNUA L REPORT 2011 25 operations of $1.2 million from the school bus transportation segment, the increase in interest expense of $1.1 million, and the increase in unrealized loss on derivative contracts of $0.2 million. Net Income: Net income for the Company for the fourth quarter of fiscal year 2011 totaled $2.6 million, which included a provision for income taxes of $0.3 million. Net income for the fourth quarter of fiscal year 2010 amounted to $0.3 million, which included a provision for income taxes of $0.7 million. Basic and diluted net income per common share was $0.04 for the fourth quarter of fiscal year 2011 compared to $0.01 for the fourth quarter of fiscal year 2010. Twelve Months Ended June 30, 2011 Compared to Twelve Months Ended June 30, 2010 The Company’s core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately two percent of the Company’s revenue on an annual basis. The consolidated results for the fiscal year 2011 include $5.9 million in oil and gas revenue, $2.0 million in related cost of operations, $0.1 million in general and administrative expense and $2.5 million in depletion expense. The consolidated results for the fiscal year 2010 include $5.2 million in oil and gas revenue, $2.6 million in related cost of operations, $0.1 million in general and administrative expense and $2.4 million in depletion expense. The increase in revenue for the oil and gas portfolio of $0.7 million for the fiscal year 2011 compared to fiscal year 2010, is due to an increase in oil and gas commodity prices. The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments. Revenues: Revenues for school bus transportation for the fiscal year 2011 were $299.3 million compared to $262.0 million for the fiscal year 2010, representing an increase of $37.3 million or 14.3%. Revenue for the twelve months of fiscal year 2011 was positively impacted by approximately $3.0 million related to the change in exchange rates between the Canadian dollar and the US dollar from the twelve months of fiscal 2010 to the twelve months of fiscal 2011 in connection with the translation of the Company’s Canadian operations into US dollars. The Company closed four acquisitions in the fiscal year 2011 (in February 2011, January 2011, December 2010 and July 2010) and started operations on three new bid contracts (two of which were tuck-ins to existing terminal operations) for the 2011 fiscal year. The Company closed three acquisitions during the 2010 fiscal year, one at the end of the first quarter and two during the third quarter of fiscal year 2010 (March 2010), and also started operations on one new conversion in the fourth quarter of fiscal year 2010 (April 2010). In addition, the Company did not renew three contracts (one being a tuck-in) for the 2011 fiscal year and lost certain existing routes in our New Jersey and Canadian operations. The acquisitions completed during the fiscal year 2011, and the new bid-in and conversion contracts for the 2011 fiscal year accounted for $42.1 million in new business growth in the fiscal year 2011, which was partially offset by a $5.2 million revenue reduction resulting from the contracts not included in the results for the fiscal year 2011. The remaining decrease in revenues results primarily from route losses in the Company’s existing New Jersey and Canadian operations as previously reported, which were partially offset by contract rate increases and increases in service requirements of existing contracts in fiscal year 2011. Cost of Operations: Cost of operations for school bus transportation for the fiscal year 2011 was $220.4 million compared to $185.1 million for the fiscal year 2010, an increase of $35.3 million or 19.1%. The acquisitions completed during the fiscal year 2010 and fiscal year 2011, and the net new bid and conversion contracts for fiscal year 2011 accounted for $28.4 million of the total increase in the Company’s cost of operations, which was partially offset by a $2.7 million reduction resulting from the contracts not included in the results for the fiscal year 2011. The remaining $9.6 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2011, resulted primarily from increased salaries and wages, employee benefits, operating expenses, fuel and maintenance costs, partially offset by lower insurance expense. Salaries and wages, net of new business and contracts not

STI ANNUA L REPORT 2011 26 renewed for the fiscal year 2011, increased $1.9 million due primarily to higher driver’s wages and maintenance wages associated with the incremental revenue and filling of prior year open positions. As a percentage of revenue, driver’s wages increased to 34.2% in the fiscal year 2011 from 33.3% in the fiscal year 2010. Maintenance wages increased to 3.9% from 3.8% compared to the same period in fiscal year 2010. Operating expenses, net of new business and contracts not renewed for the fiscal year 2011, increased $2.9 million due to an additional year of vehicle leasing costs. As a percentage of revenue, operating expenses increased to 4.5% in the fiscal year 2011 from 3.3% in the fiscal year 2010. Cost of fuel for the fiscal year 2011, net of new business and contracts not renewed for the fiscal year 2011, increased $2.4 million primarily due to the market increases in fuel prices (which includes a reduction of $0.4 million in payments related to the fuel hedge contracts noted below). As a percentage of revenue, same-terminal fuel increased to 7.7% for the fiscal year 2011 compared to 6.7% for the fiscal year 2010. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of protection against fuel price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. In addition, in October 2008, the Company entered into a series of heating oil commodity transactions, covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. In the fiscal year 2010, the Company paid $0.4 million on these fuel hedge contracts which was included in fuel expense. As the fuel hedge contracts expired on December 31, 2009, the Company, for the 2011 and 2010 fiscal years, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure previously covered by the fuel hedge contracts. Maintenance costs, net of new business and contracts not renewed for fiscal year 2011, increased $0.4 million due primarily to an increase in parts expense and increased as a percentage of revenue to 4.8% in the fiscal year 2011 from 4.6% in the fiscal year 2010. Insurance expense, net of new business and contracts not renewed for the fiscal year 2011, decreased $0.5 million due primarily to certain favorable developments in prior year claim accruals and decreased as a percentage of revenue to 3.7% in the fiscal year 2011 from 3.9% in the fiscal year 2010. General and Administrative Expense: General and administrative expense for school bus transportation for the fiscal year 2011 was $31.3 million compared to $28.6 million for the fiscal year 2010, an increase of $2.7 million or 9.5%. As a percentage of revenues, total general and administrative expense decreased to 10.5% for the fiscal year 2011 from 10.9% for the fiscal year 2010. The $2.7 million increase in general and administrative expense reflects $2.3 million of expense associated with the net new business for the fiscal year 2011 combined with increases in facilities costs and professional fees, offset by lower administrative compensation expense. Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the fiscal year 2011 was $2.5 million. The non-cash compensation expense was related to the issuance of 485,814 Class B Series Three shares of STA Holdings in the fiscal year 2011. Non-cash stock compensation expense for the fiscal year 2010 was $2.0 million. The non-cash compensation expense was related to the issuance of 146,661 Class B Series Two shares and 239,000 Class B Series Three shares of STA Holdings in the fiscal year 2010. Depreciation Expense: Depreciation expense for school bus transportation for the fiscal year 2011 was $30.7 million compared to $27.5 million for the fiscal year 2010, an increase of $3.2 million, primarily related to the vehicles associated with the acquisitions and new bid contracts. As a percentage of revenues, same-terminal depreciation expense decreased to 10.0% for the fiscal year 2011 from 10.5% for the fiscal year 2010. Amortization Expense: Amortization expense for school bus transportation for the fiscal year 2011 was $3.3 million compared to $2.8 million for the fiscal year 2010, an increase of $0.5 million. As a percentage of revenues, amortization expense remained unchanged at 1.1% for both fiscal years 2011 and 2010. Income from Operations: Income from operations for school bus transportation was $11.1 million for the fiscal year 2011 compared to income from operations of $16.1 million for the fiscal year 2010. The decrease in income of $5.0 million results primarily from the operating line items discussed above and reflects a positive impact of $0.3 million due to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2010 to the fiscal year 2011 in connection with the translation of the Company’s Canadian operations into U.S. dollars.

STI ANNUA L REPORT 2011 27 Interest Expense: Interest expense for the fiscal year 2011 was $14.5 million compared to $10.5 million for the fiscal year 2010, an increase of $4.0 million. Increased amortization of deferred financing costs, combined with the write off of a portion of the deferred financing costs associated with the former credit agreement accounted for $1.9 million of the increase in interest expense for the fiscal year 2011 compared to the fiscal year 2010. The remaining $2.1 million increase in interest expense was primarily from the increase of approximately $45.5 million in average debt for the fiscal year 2011 compared to the fiscal year 2010, offset by the decrease in interest rates related to the issuance of the 7.5% Convertible Debentures, which in effect replaced the 14% subordinated notes of STA ULC. Unrealized Loss (Gain) on Derivative Contracts: Unrealized loss on derivative contracts was $0.5 million for the fiscal year 2011 compared to an unrealized gain of $3.1 million for the fiscal year 2010. The decrease in unrealized gain of $3.6 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the fiscal year 2011 compared to the fiscal year 2010, and the fair value adjustment for the fiscal year 2010 of the expired fuel hedge contracts of $0.4 million entered into as an economic hedge of fuel cost exposure. Loss on Extinguishment of Debt: The loss on extinguishment of debt of $3.7 million incurred during the fiscal year 2010 related to the cash redemption of all of the remaining outstanding 14% subordinated notes of STA ULC then outstanding, which had a principal balance of $36.4 million (Cdn $38.7 million). The redemption price of the 14% subordinated notes was $38.5 million (Cdn $41.0 million), which included a redemption premium of $1.8 million and accrued interest of $0.3 million. The Company recorded a loss in the second quarter of fiscal year 2010 of $3.7 million that consisted of the redemption premium of $1.8 million and the write-off of $2.1 million of deferred financing costs and other related expenses, partially offset by the write-off of the embedded call option premium which resulted in $0.2 million gain. Other (Income) Expense, net: Other income totaled $4.3 million for the fiscal year 2011 compared to other expense of $0.1 million for the fiscal year 2010. The increase in other income of $4.2 million resulted primarily from the May 2011 $2.8 million gain on liquidation of the Company’s forward foreign exchange contracts dated June 2011 through February 2014, the increase in foreign currency gains, the decrease in the Class B share expense, and the increase in gain on disposal of fixed assets in the fiscal year 2011 compared to the fiscal year 2010. Income before Income Taxes: Income before income taxes was $1.6 million for the fiscal year 2011 compared to $5.0 million for the fiscal year 2010. The decrease in income of $3.4 million resulted primarily from the decrease in income from operations from the school bus transportation segment of $5.0 million discussed above, the decrease in the unrealized gain on foreign currency contracts of $3.6 million, and the increase in interest expense of $4.0 million, partially offset by the decrease in loss on extinguishment of debt of $3.7 million, the increase in other income of $4.2 million and the increase in income from operations from the Company’s oil and gas portfolio of $1.2 million. Net Income: Net income for the Company for the fiscal year 2011 amounted to $1.6 million, which includes a provision for income taxes of $37 thousand. Net income for the fiscal year 2010 amounted to $2.7 million, and includes a provision for income taxes of $2.3 million. The effective tax rates for the fiscal year 2011 and the fiscal year 2010 were 2.3% and 45.5%, respectively. The decrease in the effective tax rate for the fiscal year 2011 compared to the fiscal year 2010 was primarily due to the mix of the Company’s effective Canadian and U.S. tax rates, and the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country, and a decrease in the Canadian tax rate. Basic and diluted net loss per common share were $0.03 for the fiscal year 2011 compared to basic and diluted net income per common share of $0.05 for the fiscal year 2010.

STI ANNUA L REPORT 2011 28 Liquidity and Capital Resources School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis. On September 17, 2009, the Company closed its acquisition of all of the outstanding common stock of Jordan Transportation Inc. and related companies (the “Jordan Acquisition”), located in Butler, New Jersey for approximately $10.4 million. On March 17, 2010, the Company closed its acquisition of all of the outstanding common stock of Wilkerson Transportation Company, Inc. (the “Wilkerson Acquisition”), located in Morristown, New Jersey for approximately $2.5 million. On March 31, 2010, the Company closed its acquisition of all of the outstanding common stock of Mid-City Transit Corp. and related companies (the “Mid-City Acquisition”), located in Middletown, New York for approximately $7.1 million. On July 15, 2010, the Company acquired Leuschen Bros. Limited, (“Leuschen”) a school bus operator based in Sudbury, Ontario, for approximately Cdn $19.4 million. On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey for approximately $3.7 million. On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively “Ridge Road”), all based in Lockport, New York. The aggregate purchase price of this acquisition was approximately $23.7 million. On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the “Ocean State Acquisition”), located in Middletown, Rhode Island. The aggregate purchase price of this acquisition was $10.6 million. On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”). The existing agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event

STI ANNUA L REPORT 2011 29 of default has occurred and is continuing. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016. Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.25% at June 30, 2011), plus the applicable margin, which ranges from 1.00% to 1.75%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement, plus the applicable margin, which ranges from 2.25% to 3.00%, depending on STA Holdings’ senior leverage ratio on the pricing date. The Company did not have any Eurodollar Loan borrowings at June 30, 2011. In December 2006, the Company issued senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari passu with borrowings under the Third Amended and Restated Credit Agreement, and mature on December 14, 2011. While the Company refinanced the existing credit agreement as noted above, the Company decided to defer the renegotiation of the Senior Secured Notes due to the sizable make-whole payment that would be required in a current refinancing. Therefore, the Senior Secured Notes have been reclassified to a current liability. The Company is in negotiation to refinance the Senior Notes. Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its U.S. subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries. During the fiscal years ended June 30, 2010 and 2011, STI closed the Convertible Debentures offerings as discussed above under the heading “General.” During the fiscal year 2011, certain holders of the Company’s 7.5% Convertible Debentures converted Cdn $25.7 million of the convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share. On December 21, 2009, the Company redeemed for cash, all of the outstanding 14% subordinated notes of STA ULC, which is discussed above under the heading “General.” During the fiscal year 2011, net cash provided by operations totaled $36.3 million, which reflects a $5.8 million use of cash for net working capital. The Company’s investing activities for the fiscal year 2011 resulted in a use of cash of $65.8 million. Included in these investing activities were (i) $54.0 million in funding for the Leuschen Acquisition which closed in July 2010, the Konner Acquisiton which closed in December 2010, the Ridge Road Acquisition which closed in January 2011 and the Ocean State Acquisition which closed in February 2011, (ii) capital expenditures related to the new bid contracts for fiscal year 2011 of $7.7 million (which includes $1.5 million in the Oil & Gas investments in new wells), (iii) $6.0 million in net capital expenditures related to replacement capital spending (which includes $0.4 million in Oil & Gas investments in existing wells), and (iv) $1.9 million in proceeds from sale of equipment. The Company’s financing activities for the fiscal year 2011 represented a source of cash of $30.7 million. Included in these financing activities were (i) $237.2 million in credit agreement borrowings and $233.7 million in credit agreement repayments, (ii) $57.0 million in net proceeds from the 6.25% Convertible Debentures offering (net of associated expenses of $3.0 million), (iii) $25.4 million in dividend payments made during the fiscal year 2011,

STI ANNUA L REPORT 2011 30 (iv) $1.8 million in payments to repurchase Class B Series Two and Three common shares, (v) $1.8 million in deferred financing costs related to the convertible debt offerings, and (vi) $0.8 million in repayments on seller and other debt. At June 30, 2011, debt outstanding under the Third Amended and Restated Credit Agreement and Senior Secured Notes totaled $23.7 million and $35.0 million, respectively. The Company had approximately $115.0 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Third Amended and Restated Credit Agreement (excluding the remaining $100.0 million in additional commitments the Company may request under the Third Amended and Restated Credit Agreement). In addition, at June 30, 2011, outstanding debt included approximately $137.9 million in Convertible Debentures and $1.0 million in promissory notes due to former owners of businesses acquired by the Company. The Note Purchase Agreement has a five-year term with a maturity date of December 14, 2011. The 7.5% Convertible Debentures and 6.75% Convertible Debentures both have five-year terms and are due and payable on October 31, 2014 and June 30, 2015, respectively, and are callable by the Company beginning in November 2012 and July 2013, respectively. The 6.25% Convertible Debentures have a seven-year term and are due and payable on June 30, 2018 and are callable by the Company beginning in July 2014. The promissory notes due to former owners of businesses acquired by the Company have various due dates in the 2012 and 2013 fiscal years. The Company expects to be able to renew or refinance its various loan facilities as they become due at then current market rates (See “Forward-Looking Statements”). During July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $15.7 million in replacement school vehicles and $4.2 million in growth school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%. Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases. In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases. The Company operates a fleet of approximately 7,300 vehicles as at June 30, 2011 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. In addition, for the fiscal years 2010 and 2011, the Company entered into fixed price contracts with fuel suppliers to further mitigate against price increases on an additional 20% of its fuel exposure. In connection with the first half of the 2010 fiscal year, during October 2008, the Company entered into a series of Heating Oil commodity transactions covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. During the fiscal year ended June 30, 2010, the Company paid $0.4 million to a major Canadian bank as Counterparty in connection with the fuel hedge contracts entered into during October 2008 that was recorded in cost of operations. The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities.

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STI ANNUAL REPORT 2011

Segment Information

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests in the United States.

	For the three months ended June 30, 2011			For the twelve months ended June 30, 2011		
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$ 87,982	$ 1,890	$ 89,872	$ 299,327	$ 5,958	$ 305,285
Operating income	$ 5,574	$ 463	$ 6,037	$ 11,087	$ 1,308	$ 12,395
Unallocated expenses			3,099			10,771
Income tax provision			304			37
Net income			$ 2,634			$ 1,587

	For the three months ended June 30, 2010			For the twelve months ended June 30, 2010		
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$ 76,426	$ 1,345	$ 77,771	$ 261,981	$ 5,175	$ 267,156
Operating income (loss)	$ 6,836	$ (288)	$ 6,548	$ 16,078	$ 38	$ 16,116
Unallocated expenses			5,611			11,159
Income tax provision			669			2,253
Net income			$ 268			$ 2,704

	As at June 30, 2011	As at June 30, 2010
Total Assets		
Transportation	415,152	358,438
Oil and Gas	17,728	17,373
	$ 432,880	$ 375,811

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2011 and the related payment by period due.

Maturities of long-term debt are as follows (in 000's):

	Third Amended Credit Facility	Senior Secured Notes	Due to Former Owners	Convertible Debentures
Year ending June 30,				
2012	$ –	$ 35,000	$ 800	$ –
2013	–	–	250	–
2014	–	–	–	–
2015	–	–	–	78,464
2016 and thereafter	23,719	–	–	59,424
	$ 23,719	$ 35,000	$ 1,050	$ 137,888

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STI ANNUAL REPORT 2011

Outstanding indebtedness reflected in the Consolidated Balance Sheet as at June 30, 2011 includes a contra liability of $5.8 million associated with issuance costs related to the Senior Secured Notes and the Convertible Debentures.

The following table represents future minimum rental payments and operating lease payments under non cancelable operating leases as at June 30, 2011 (in 000's):

	Operating Leases	Vehicle Leases	Total
Year ending June 30,			
2012	$ 7,424	$ 8,220	$ 15,644
2013	4,635	7,020	11,655
2014	3,418	5,975	9,393
2015	2,495	4,959	7,454
2016	1,657	3,039	4,696
2017 and thereafter	5,332	–	5,332
Total minimum payments	$ 24,961	$ 29,213	$ 54,174

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $87.8 million and $221.1 million, respectively as at June 30, 2011. Further, the senior debt to EBITDA ratio (as defined in the Third Amended and Restated Credit Agreement adjusted for capitalization of vehicle leases) would increase 0.3:1, and there would be no change in the total debt ratio.

Outstanding Share Data

As at June 30, 2011, the Company had 61,786,868 issued and outstanding common shares, $26.9 million principal amount of 7.5% Convertible Debentures convertible into 5.2 million common shares, $51.6 million principal amount of 6.75% Convertible Debentures convertible into 7.1 million common shares, and $59.4 million principal amount of 6.25% Convertible Debentures convertible into 6.3 million common shares. There are no preferred shares issued and outstanding.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2011, there have been no other material changes to the Company's exposure to the above-mentioned market risks during the fiscal year 2011.

As at June 30, 2011, the Company's material variable rate borrowings included the outstanding borrowings under the Third Amended and Restated Credit Agreement. As at June 30, 2011, the Company had $23.7 million in outstanding indebtedness under the Third Amended and Restated Credit Agreement. A 100 basis point change in interest rates, applied to these borrowings as at June 30, 2011, would result in an approximate $0.2 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars. At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions for a five-year period. As part of the Company's periodic review of the Company's hedging practices, the board of directors has authorized management to consider appropriate changes to the Company's practices, including reducing the periods covered and the portion of anticipated dividends covered under the Company's hedging strategy. During fiscal year 2008, the Company

33 STI ANNUAL REPORT 2011

determined to reduce the periods covered by hedges from five years down to three years as a result of changes in the Company's business since the time of the Company's initial public offering, including the significant increase in cash flow in Canadian dollars. The Company will continue to review its hedging practices in connection with additional changes in the Company's business and capital structure.

At June 30, 2011, the Company had 15 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2011-June 2012	12	13.6	14.7	1.0809
July 2012-Sept 2012	3	3.7	3.7	1.0000
	15	17.3	18.4	

The forward foreign exchange contracts cover approximately 47% of currently anticipated dividends and interest payments on the 7.5% and 6.75% Convertible Debentures through March 2014 based on the current dividend rate in effect for the past year. The Company intends to fund the remaining amount of currently anticipated dividends and interest payments with cash flows from the Company's Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada.

In May 2011, management recommended further reducing the periods covered under the Company's hedging strategy from three years down to approximately one and one-half years and reducing the portion of currently anticipated dividends covered under the Company's hedging strategy from 72% to approximately 50%.

At June 30, 2011, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $1.6 million. If STA Holdings had liquidated the contracts it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly dividends on the common shares.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company's results, approximately 60% of the Company's revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. In addition, in October 2008, the Company entered into a series of heating oil commodity transactions, covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. The fuel hedge contracts expired in December 2009 and the Company, for the 2010 and 2011 fiscal years, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its remaining fuel exposure previously covered by the fuel hedge contracts.

Summary of Quarterly Results

	1st Qtr 2010	2nd Qtr 2010	3rd Qtr 2010	4th Qtr 2010	1st Qtr 2011	2nd Qtr 2011	3rd Qtr 2011	4th Qtr 2011
Revenues	$ 37,425	$ 74,285	$ 77,675	$ 77,771	$ 43,137	$ 81,306	$ 90,969	$ 89,872
Net income (loss)	$ (3,003)	$ 1,312	$ 4,127	$ 268	$ (5,828)	$ 3,065	$ 1,716	$ 2,634
Net income (loss) per share	$ (0.05)	$ 0.02	$ 0.07	$ 0.01	$ (0.10)	$ 0.05	$ 0.03	$0.04

The summation of the quarterly net income (loss) per share doesn't equal the annual net income per share in fiscal year 2011 due to rounding.

STI ANNUA L REPORT 2011 34 Seasonality School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage. Disclosure Controls and Procedures and Internal Controls over Financial Reporting Under the supervision of, and with the participation of the CEO and the CFO, management performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures that provide reasonable assurance that material information relating to the Company (including its subsidiaries) is made known to the CEO and the CFO by others within the Company. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures as of June 30, 2011 were effective. Under the supervision of, and with the participation of, the CEO and the CFO of the Company, management performed an evaluation of the effectiveness of the Company’s internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the internal controls over financial reporting as of June 30, 2011 were effective. In addition, we have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the twelve months ended June 30, 2011, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls. Transactions with Related Parties The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.4 million and $0.5 million for the twelve months ended June 30, 2011 and 2010, respectively. The Company utilizes an executive search firm to assist in the placement of select Management personnel. The Chairman and founding partner of the executive search firm is a director of both the Company and STA Holdings. The Company did not make any payments to the executive search firm for the twelve months ended June 30, 2011. The Company paid $0.1 million to the executive search firm for the twelve months ended June 30, 2010, for executive search services. These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

STI ANNUA L REPORT 2011 35 Subsequent Events Prior to July 5, 2011, STA Holdings granted 77,666 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2011. In addition, prior to July 5, 2011, 18,269 Class B Series Two common shares and 5,720 Class B Series Three common shares were put back to the Company pursuant to the liquidity provision of the EIP plan. During July 2011, the Company entered into additional operating leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the upcoming 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases. During July 2011, an additional $0.4 million of the Company’s 7.5% Convertible Debentures were converted into 80,581 shares of common stock. On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial U.S. listing of its common stock on the NASDAQ Global Select Market. On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application and on September 2, 2011 the SEC formally declared effective the Company’s Form 40-F registration statement. As such, the Company became a “Foreign Private Issuer” under applicable U.S. federal securities laws, eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by Canada and the United States. On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures will continue to be listed on the Toronto Stock Exchange. In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”) for all reporting companies effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. As a result, management undertook a detailed review of the implications of the Company having to report under IFRS. In addition, management also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using United States generally accepted accounting principals (“US GAAP”), as permitted by the Canadian Securities Administrators’ National Instrument 51-102, “Continuous Disclosure Obligations.” In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, and (ii) the financial reporting needs of the Company’s market participants, including shareholders, lenders and market analysts. As a result of this analysis, management determined that the Company will adopt U.S. GAAP as its primary basis of financial reporting with the first reporting period beginning after July 1, 2011 on a retrospective basis. The adoption of U.S. GAAP is not anticipated to have a material change on the Company’s accounting policies or financial results, except for the reporting differences disclosed in the supplemental note entitled “Reconciliation of Canadian GAAP to U.S. GAAP” included as an exhibit to the Form 40-F Registration Statement filed with the United States Securities and Exchange Commission (the “SEC”) on July 13, 2011. In addition, the Company’s reporting obligations as a Foreign Private Issuer under SEC rules and regulations implementing Section 404 of the Sarbanes-Oxley Act of 2002 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm (starting with the fiscal year end June 30, 2013).

STI ANNUA L REPORT 2011 36 Non-GAAP Measures Management has used EBITDA and EBITDAR as useful measures for tracking performance. Both are non-GAAP measures and are not an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company will use EBITDA in lieu of EBITDAR going forward. The Company’s method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company’s non-GAAP measures may not be comparable to similarly titled measures used by other issuers. The Company defines EBITDA as earnings before interest, taxes, depreciation, depletion and amortization expense, other income and expense, vehicle operating lease expense, and non-cash items such as unrealized gains/losses on derivative contracts, loss on extinguishment of debt, goodwill impairment and non-cash stock based compensation expense. Forward-Looking Statements Certain statements in this Management’s Discussion and Analysis are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer’s and the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events. These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company’s acquisition strategy, an inability to achieve the Company’s business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company’s contracts for reasons beyond management’s control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law. Critical Accounting Policies and Estimates The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical

STI ANNUA L REPORT 2011 37 experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations. Goodwill and Other Identifiable Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. When assessing goodwill impairment, CICA 3064 “Goodwill and Intangible Assets” requires that the Company first compare the fair value of goodwill to its carrying value. If the carrying value exceeds the fair value, the carrying value is then compared to the implied value of goodwill. If the carrying value exceeds the implied value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which require, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of 2 to 5 years. Amortization of intangible assets amounted to $3.4 million and $2.8 million for the year ended June 30, 2011 and 2010, respectively. Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value. Insurance Reserves. The Company had approximately $12.1 million and $11.9 million in recorded insurance reserves at June 30, 2011 and 2010, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

STI ANNUA L REPORT 2011 38 Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2011 and both Class B Series Two and Series Three common shares during fiscal year 2010. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as liability upon issuance. The Company recognized $2.5 million and $2.0 million in non cash stock-based compensation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2011 and 2010, respectively. The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put plus Cdn. $3.847 (an amount equivalent to the value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above. Income Taxes. Income taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets. Accounting for Derivatives and Hedging Activities. The Company generally accounts for derivatives on an accrual basis. Derivatives are recorded at fair value on the balance sheet, which, in accordance with Emerging Issues Committee Abstract No.173,”Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC–173”) requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge. Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared in accordance with guidelines established by NI 51-101. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

STI ANNUAL REPORT 2011 39 The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion. A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings. Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company’s net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments. Risk Factors The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company’s business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline. Risks Related to our Business We cannot control certain of our operating expenses The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows. We have significant capital expenditure requirements In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure

STI ANNUA L REPORT 2011 40 the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of new contracts is higher than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regard to future vehicles pricing, and future vehicle specifications. Our business depends on certain key personnel We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees. We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future. In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows. A greater number of our employees may join unions Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows. We face a number of risks in connection with our acquisition strategy As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more

STI ANNUA L REPORT 2011 41 than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows. In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows. Our ability to achieve our business objectives depends on many factors, many of which are beyond our control Some of the factors that may affect our ability to successfully achieve our business objectives are the following: » notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. We had 65 contracts that were up for renewal for the 2011 fiscal year. The approximate percentages of fiscal 2011 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2012 and 2013 are 26% and 29%, respectively. » we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and » we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won. We may be adversely affected by rising insurance costs Our cost of maintaining vehicle liability, personal injury, property damage and workers’ compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us. We may be adversely affected by current and new governmental laws and regulations We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker

STI ANNUA L REPORT 2011 42 overtime and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations. We may not be insured for certain losses We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows. We may be adversely affected by environmental requirements Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us. The school bus transportation industry is highly seasonal The school business transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, during July and August there is a sharp decrease in revenues. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in recent years, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

STI ANNUA L REPORT 2011 43 We may not be able to maintain letters of credit or performance bonds required by our transportation contracts Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected. Some of our customer contracts may be terminated due to factors beyond our control Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. We face uncertain risks associated with the Company’s oil & gas operations The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical manoeuvring on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based, environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues of the Company’s oil and gas segment. Transition to U.S. GAAP The Company’s consolidated financial statements are currently reported in accordance with Canadian GAAP. In February 2008, the Canadian Accounting Standards Board announced that reporting companies in Canada are required to report financial results in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. Since the Company, however, also has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company may, instead, report financial information in accordance with U.S. GAAP and the Company has decided to avail itself of this option. The transition to U.S. GAAP will be applicable to the Company for its financial statements beginning on July 1, 2011 on a retrospective basis. The preparation of financial statements in accordance with U.S. GAAP will require the application of different accounting principles than Canadian GAAP, and may require increased financial statement disclosure compared to Canadian GAAP. Please see the supplemental note entitled “Reconciliation of Canadian GAAP to U.S. GAAP” included as an exhibit to the Form 40-F Registration Statement filed with the SEC on July 13, 2011 detailing the differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, for the years ended June 30, 2010 and 2009. As noted in the exhibit, accounting for goodwill, oil and gas interests, accrued expenses and liabilities, taxes and indebtedness may materially differ under U.S. GAAP than for accounting for these items under Canadian GAAP. As a result, the Company’s assets, liabilities, shareholders’ equity, results of operations and

STI ANNUA L REPORT 2011 44 cash flows will materially differ between Canadian GAAP and U.S. GAAP. The Company’s future results may also be materially different under U.S. GAAP than under Canadian GAAP or IFRS. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders. STI is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act. We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us. We may in the future lose our foreign private issuer status if a majority of our common shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management. With our listing of our Common Shares on the NASDAQ Global Select Market, we became subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm (starting with the fiscal year end June 30, 2013). If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI. Current economic and financial market conditions Since 2008, financial markets globally have been subject to unprecedented volatility and numerous financial institutions have gone into bankruptcy or have had to be rescued by governmental authorities. The current economic and financial market volatility has negatively impacted Company valuations (including the Company’s) and will impact the performance of the global economy going forward. Access to financing has been negatively impacted which may, in turn, impact the ability of the Company to access financing when needed or secure terms currently available to the Company under its current debt agreements upon any refinancing of such agreements. Continuing turmoil in the financial markets could make it more difficult for the Company to access capital, refinance

STI ANNUA L REPORT 2011 45 existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of equity securities. If these unprecedented levels of volatility and market turmoil continue, the Company’s financial condition could be materially impacted. In addition, sensitivity to the current global economic and financial market conditions, and their impact in the U.S. and Canada, may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues received from school district customers and other customers related to potential cutbacks by customers in these spending areas. If the Company’s financial condition is materially impacted by the continuation of the unprecedented levels of volatility and market turmoil, then impairment charges with respect to the Company’s goodwill and other long-lived assets could be necessary. Risks Related to the Capital Structure The Company is Dependent on STA Holdings and Parkview Transit for all cash available for dividends and interest STI is dependent on the operations and assets of STA Holdings and Parkview Transit through the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit to make dividend payments on its common shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by STA Holdings and Parkview Transit will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada, and does not have a standardized meaning prescribed by Canadian GAAP or U.S. GAAP. A significant amount of our cash is distributed, which may restrict potential growth The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company’s future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis. STI may not receive dividends from STA Holdinigs and Parkview Transit provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all STI’s only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company’s board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Second Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company’s ability to make dividend payments. Fluctuations in the exchange rate may impact the amount of cash available to the Company for distribution and the Company’s results of operations The 7.5% Convertible Debentures and the 6.75% Convertible Debentures are denominated in Canadian dollars, and payment of these debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2014

STI ANNUA L REPORT 2011 46 and 2015. Distributions to holders of Common Shares and interest payments on the 7.5% Convertible Debentures and the 6.75% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 73% of the Company’s revenue and expenses, together with distributions received from the Company’s subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks. The Company has entered into 15 monthly forward foreign exchange contracts with respect to approximately 47% of currently anticipated monthly dividends and interest payments on the Convertible Debentures for the next fifteen months to mitigate this exposure to currency exchange rate risk. The monthly forward foreign exchange contracts do not qualify as a cash flow hedge for accounting purposes, and the change in fair value of these contracts is recorded in the consolidated statement of operations. Changes in the Canadian dollar / U.S. dollar currency exchange rates result in unrealized gains and losses on the monthly forward foreign exchange contracts based on the changes in the fair value of the contracts. Although the Company (i) entered into 15 monthly forward foreign exchange contracts with respect to approximately 47% of currently anticipated monthly dividends and interest payments on the 7.5% Convertible Debentures and the 6.75% Convertible Debentures for the next 15 months, and (ii) intends to fund the remaining amount of currently anticipated monthly dividends and interest payments on the Convertible Debentures with cash flows from the Company’s Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly dividends and interest payments on the Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company’s financial condition, results of operations and cash flow, and may adversely affect the Company’s cash distributions. In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 27% of the Company’s consolidated revenue and expenses are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. The Company’s substantial consolidated indebtedness could negatively impact the business The Company has a substantial amount of indebtedness. On June 30, 2011, the Company had total indebtedness of $191.9 million (including $137.9 million indebtedness to holders of Convertible Debentures). The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Convertible Debentures, including: » the Company’s ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited; » the Company may be unable to refinance indebtedness on terms acceptable to it or at all; » a significant portion of the Company’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company’s indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

STI ANNUA L REPORT 2011 47 » the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures; » the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates and; » the Company may be at a competitive disadvantage to its competitors that have less indebtedness. Changes in the Company’s creditworthiness may affect the value of the Common Shares and Convertible Debentures The perceived creditworthiness of the Company and its subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures. The restrictive covenants in the Third Amended and Restated Credit Agreement and the Note Purchase Agreement could impact the Company’s business and affect its ability to pursue its business strategies The Third Amended and Restated Credit Agreement and the Note Purchase Agreement feature restrictive covenants that limit the Company’s ability, among other things, to: » incur additional indebtedness; » pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments; » sell assets; » consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets; » enter into transactions with the Company’s and/or the Issuer’s affiliates; » create liens; and » enter into new lines of businesses. In addition, the Third Amended and Restated Credit Agreement and the Note Purchase Agreement include other and more restrictive covenants and prohibit the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Third Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Third Amended and Restated Credit Agreement and the Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these ratios may be affected by events beyond its control. A breach of any of the restrictive covenants in the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement or in the Company’s ability to comply with the required financial ratios could result in a default under the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Third Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable.

STI ANNUA L REPORT 2011 48 Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market could adversely affect the prevailing market price of the Company’s Common Shares, and could impair the Company’s ability to raise capital through future sales of those securities. Additionally, the issuance of additional Common Shares may dilute an investor’s investment in the Company and reduce distributable cash per Common Share. The Company may issue Common Shares, or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments. Further, the Company may determine to redeem outstanding Convertible Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares. Investment eligibility There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts. We may not be able to make all principal payments on the Convertible Debentures The 7.5% Convertible Debentures will mature on October 31, 2014, the 6.75% Convertible Debentures will mature on June 15, 2015 and the 6.25% Convertible Debentures will mature on June 30, 2018. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures. As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Convertible Debentures. The Company may not be able to satisfy Interest Payments on the Debentures The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues. The Company may not be able to purchase the Convertible Debentures on a change of control The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

STI ANNUA L REPORT 2011 49 Redemption prior to Maturity The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures. Conversion following certain transactions In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Common Shares in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future. Prevailing Yields on Similar Securities Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline. There is a limited active public market for the Common Shares and Convertible Debentures and holders may have limited liquidity Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX, they trade in an active market with modest liquidity. Although the Company has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue. The market price for the Common Shares or Convertible Debentures may be volatile Factors such as variations in the Company’s financial results, announcements by the Company or others, developments affecting the Company’s business or the United States school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly. STA Holdings interest deductions on the Notes were likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions if certain “triggering events” occur Pursuant to Code section 1503(d) and the Treasury Regulations thereunder, the interest deductions generated on the Notes likely generated a “dual consolidated loss” (“DCL”) for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several “triggering events” occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, the STA Holdings taxable income and thus its U.S. federal income tax liability would be materially increased. This would adversely affect the Company’s financial position, cash flow, and liquidity, and could affect the Company’s ability to make interest or dividend payments on the Notes and the Common Shares and the Company’s ability to continue as a going concern.

STI ANNUA L REPORT 2011 50 Application of U.S. federal income tax corporate “inversion” rules is uncertain U.S. federal income tax legislation enacted in October 2004 dealing with corporate “inversions” (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the selling shareholders of the Company do not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or common share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to Non-U.S. Holders. Circular 230 Disclosure Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. For further discussion of the foregoing and other risk factors reference should be made to the Company’s Annual Information Form under the heading “Risk Factors,” a copy of which can be obtained at www.sedar.com.

STI ANNUAL REPORT 2011 51 STUDENT TRANSPORTATION INC. MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING The accompanying consolidated financial statements of Student Transportation Inc. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the amounts based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles. Financial information in respect of Student Transportation Inc. appearing throughout this Annual Report is consistent with these consolidated financial statements. In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee of Student Transportation Inc. This Committee reviews the consolidated financial statements of the Company, approves them and recommends them to the Board for approval. Ernst & Young LLP, independent auditors appointed by the Board of Directors, upon the recommendation of the Audit Committee have performed an independent audit of the consolidated financial statements, and their report follows. The Company’s auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings. Denis J. Gallagher Patrick J. WalkerChief Executive Officer Chief Financial Officer Toronto, OntarioSeptember 22, 2011

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STI ANNUAL REPORT 2011

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated financial statements of Student Transportation Inc., which comprise the consolidated balance sheets as at June 30, 2011 and 2010, and the consolidated statements of operations, comprehensive (loss) income, shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Student Transportation Inc. as at June 30, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP
Certified Public Accountants
MetroPark, New Jersey
September 22, 2011

(000’s of U.S. dollars) As at June 30, 2011 As at June 30, 2010 Assets Current assets: Cash $ 3,712 $ 4,848 Accounts receivable, net of allowance for doubtful accounts of $104 and $85 at June 30, 2011 and 2010 , respectively 30,789 24,949 Inventory 2,869 2,208 Prepaid expenses 14,291 12,960 Other current assets (Note 13) 4,635 3,192 Total current assets 56,296 48,157 Other assets 2,548 1,736 Property and equipment, net (Note 4) 163,950 146,586 Oil and gas interests, net (Note 5) 15,484 16,236 Foreign currency exchange contracts (Note 13) 97 625 Other intangible assets, net (Notes 3 and 6) 68,749 58,650 Goodwill (Note 3 and 6) 125,756 103,821 Total assets $ 432,880 $ 375,811 Liabilities and shareholders’ equity Current liabilities: Accounts payable $ 1,819 $ 1,194 Accrued expenses and other current liabilities 32,540 27,656 Income taxes payable — 4,154 Current portion of long-term debt (Note 8) 35,718 828 Total current liabilities 70,077 33,832 Long-term debt (Note 8) 156,185 142,961 Asset retirement obligation (Note 9) 701 783 Future income tax liability (Note 7) 39,754 32,205 Class B-Series Two and Three common share liability (Note 12) 2,010 2,389 Other liabilities 289 261 Total liabilities 269,016 212,431 Shareholders’ equity Common shares (Note 10) 314,369 281,483 Equity component of convertible debentures (Note 8) 1,061 758 Accumulated deficit (143,458) (112,799) Accumulated other comprehensive loss (8,108) (6,062) Total shareholders’ equity 163,864 163,380 Total liabilities and shareholders’ equity $ 432,880 $ 375,811 See accompanying notes. On Behalf of the Board, Irving R. Gerstein George Rossi 53 STUDENT TRANSPORTATION INC.CONSOLIDATED BALANCE SHEETS STI ANNUAL REPORT 2011

54 STI ANNUAL REPORT 2011 Year ended Year ended (000’s of U.S. dollars – except share and per share amounts) June 30, 2011 June 30, 2010 Revenues $ 305,285 $ 267,156 Costs and expenses: Cost of operations 222,398 187,664 General and administrative 31,414 28,681 Non-cash stock compensation (Note 12) 2,548 1,959 Depreciation and depletion expense 33,179 29,923 Amortization expense 3,351 2,813 Total operating expenses 292,890 251,040 Income from operations 12,395 16,116 Interest expense 14,512 10,495 Unrealized loss (gain) on derivative contracts 516 (3,123) Loss on subordinated notes extinguishment (Note 8) — 3,680 Other (income) expense, net (4,257) 107 Income before income taxes 1,624 4,957 Provision for income taxes (Note 7) 37 2,253 Net income $ 1,587 $ 2,704 Weighted average number of shares outstanding-basic 57,756,889 55,108,224 Weighted average number of shares outstanding-diluted 73,606,572 65,077,794 Basic and diluted net income per common share (Note 11) $ 0.03 $ 0.05 See accompanying notes. STUDENT TRANSPORTATION INC.CONSOLIDATED STATEMENTS OF OPERATIONS

55
STI ANNUAL REPORT 2011

STUDENT TRANSPORTATION INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(000's of U.S. Dollars)	Year ended June 30, 2011	Year ended June 30, 2010
Net income	$ 1,587	$ 2,704
Other comprehensive (loss) income :		
Unrealized (loss) gain on currency translation adjustments, net of taxes of $91 for the years ended June 30, 2011 and 2010	(2,046)	2,547
Other comprehensive (loss) income :	(2,046)	2,547
Comprehensive (loss) income	$ (459)	$ 5,251

See accompanying notes.

STUDENT TRANSPORTATION INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Share Capital		Equity component of Convertible	Accumulated Other Comprehensive	Accumulated	Shareholders'
(000's of U.S. Dollars)	Shares	Amount	Debentures	Loss	Deficit	Equity
Balance at June 30, 2009	54,563,893	$ 276,922	$ —	$ (8,609)	$ (86,384)	$ 181,929
Net income	—	—	—	—	2,704	2,704
Dividends	—	—	—	—	(29,119)	(29,119)
Common stock issuance	1,086,507	4,561	—	—	—	4,561
Issuance of convertible debentures	—	—	758	—	—	758
Other comprehensive income	—	—	—	2,547	—	2,547
Balance at June 30, 2010	55,650,400	$ 281,483	$ 758	$ (6,062)	$ (112,799)	$ 163,380
Net income	—	—	—	—	1,587	1,587
Dividends	—	—	—	—	(32,246)	(32,246)
Common stock issuance (Note 10)	1,151,048	6,791	—	—	—	6,791
Conversion of debentures to common stock	4,985,420	26,095	(245)	—	—	25,850
Issuance of convertible debentures (Note 8)	—	—	548	—	—	548
Other comprehensive loss	—	—	—	(2,046)	—	(2,046)
Balance at June 30, 2011	61,786,868	$ 314,369	$ 1,061	$ (8,108)	$ (143,458)	$ 163,864

See accompanying notes.

STI ANNUA L REPORT 2011 56 Year ended Year ended (000’s of U.S. Dollars) June 30, 2011 June 30, 2010 Operating activities Net income $ 1,587 $ 2,704 Adjustments to reconcile net income to net cash provided by operating activities: Future income taxes (1,249) (673) Unrealized loss (gain) on derivative contracts 516 (3,123) Unrealized loss on call option premium — 27 Amortization of deferred financing costs 2,940 1,079 Non cash stock compensation expense 2,548 1,959 Loss on subordinated notes extinguishment — 3,680 Gain on disposal of fixed assets (681) (103) Depreciation and depletion expense 33,179 29,923 Amortization expense 3,351 2,813 Changes in current assets and liabilities: Accounts receivable (3,984) (6,285) Prepaid expenses, inventory and other current assets (1,497) 694 Accounts payable 156 (58) Accrued expenses and other current liabilities (472) 8,908 Changes in other assets and liabilities (52) 116 Net cash provided by operating activities 36,342 41,661 Investing activities Business acquisitions ,net of cash acquired of $1,778 and $1,487 at June 30, 2011 and 2010, respectively (54,048) (16,643) Purchases of property and equipment (13,660) (36,606) Grant proceeds on equipment purchases 1,878 1,852 Proceeds on sale of equipment — 1,291 Proceeds on sale of properties — 1,698 Net cash used in investing activities (65,830) (48,408) Financing activities Convertible Debenture Offerings (Note 8) 60,000 96,765 Expenses associated with convertible debenture offerings (2,984) (4,887) Redemption of 14% Subordinated Notes — (38,177) Redemption of Class B Series Two common shares (1,809) (2,519) Deferred financing cost (1,755) (313) Common stock dividends (25,412) (24,309) Borrowings on credit facility 237,155 166,108 Payments on credit facility (233,653) (179,713) Payments on seller debt and equipment financing (827) (1,103) Net cash provided by financing activities 30,715 11,852 Effect of exchange rate changes on cash (2,363) (816) Net (decrease) increase in cash (1,136) 4,289 Cash at beginning of period 4,848 559 Cash at end of period $ 3,712 $ 4,848 See accompanying notes. STUDENT TRANSPORTATION INC.CONSOLIDATED STATEMENTS OF CASH FLOWS

STI ANNUA L REPORT 2011 57 1. GeneralStudent Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the “Separate Subordinated Notes” and together with the Subordinated Notes, the “Notes”). On January 7, 2005, the underwriters of STI’s IPS Offering exercised an overallotment option granted in connection with the IPS Offering. STI and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. (“STA Holdings”), respectively. Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 12). The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. STI currently holds a 99.1% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit. During the fiscal year ended June 30, 2011, certain holders of the Company’s 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) exercised their conversion rights and converted Cdn $25.7 million of the convertible debentures at a conversion price of Cdn $5.15 per common share into 4,985,420 shares of common stock. On June 7, 2011, pursuant to a bought deal STI closed its offering of 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America. 2. Basis of Presentation These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. STUDENT TRANSPORTATION INC.NOTES TO CONSOLIDATED FINANCIAL STATEMENTSfor the years ended June 30, 2011 and 2010 (000’s of U.S. Dollars, unless specified)

58 STI ANNUAL REPORT 2011

The significant accounting policies are described below:

Foreign Currency Translation

The functional currency of the Company, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the 7.5% Convertible Debentures and the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The 6.25% Convertible Debentures are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, transaction gains or losses on remeasurement of the 6.25% Convertible Debentures are included in the consolidated statement of operations in other (income) expense.

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statements of operations in other (income) expense.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with remaining maturities of three months or less from the date of purchase. At June 30, 2011 and June 30, 2010, there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates and judgments on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Amounts reported based upon these assumptions include, but are not limited to, insurance reserves, income taxes, goodwill, derivative contracts, certain components of long term debt, Class B Series Two and Series Three common share liability and other long-lived assets.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method. The Company recorded parts expense of $9.7 million and $8.0 million for the years ended June 30, 2011 and 2010, respectively.

STI ANNUA L REPORT 2011 59 Property and EquipmentProperty and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years. Goodwill and Other Identifiable IntangiblesGoodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. When assessing goodwill impairment, CICA 3064 “Goodwill and Intangible Assets’” requires that the Company first compare the fair value of goodwill to its carrying value. If the carrying value exceeds the fair value, the carrying value is then compared to the implied value of goodwill. If the carrying value exceeds the implied value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of 2 to 5 years (see Notes 3 and 6). Amortization of intangible assets amounted to $3.4 million and $2.8 million for the year ended June 30, 2011 and 2010, respectively. Convertible DebenturesThe principal amounts of the Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions (see Note 8). The liability component of the Convertible Debentures has been determined based on the net present value of future payments at the time of the issuance. The difference between the face value and the liability component of the Convertible Debentures has been allocated to equity. Accretion on the liability component of the Convertible Debentures is charged at an effective interest rate such that at maturity the debt component is equal to the face value of the then outstanding Convertible Debentures. Deferred Financing CostsThe Company incurred costs related to obtaining debt financing. These costs have been capitalized and are being amortized to interest expense over the term of the related debt. In addition to the costs associated with the Company’s credit agreement and the Senior Secured Notes, the Company capitalized costs related to its indebtedness incurred in connection with its IPS Transactions as well as costs related to issuance of the Convertible Debenture Offerings. The carrying values of deferred financing costs were $7.6 million and $5.8 million as of June 30, 2011 and 2010, respectively. Amortization expense totaled $2.9 million and $1.1 million for the years ended June 30, 2011 and 2010, respectively. Deferred financing costs associated with the Company’s credit agreement are included in other assets, while the remaining deferred financing costs are included in long term debt as a contra liability in the consolidated balance sheet.

STI ANNUA L REPORT 2011 60 Impairment of Long-Lived AssetsManagement continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value. Income TaxesIncome taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets. Revenue RecognitionRevenue from the Company’s school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis based upon the completion of school bus routes, which are based on contracts or extension agreements with customers. Revenue from oil and gas interests is derived from the Company’s partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured. Insurance ReservesThe Company had approximately $12.1 million and $11.9 million in recorded insurance reserves at June 30, 2011 and 2010, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company’s claims experience and the Company’s ability to control such claims, in addition to third party premiums/expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience. Stock Based CompensationThe Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2011 and both Class B Series Two and Series Three common shares during fiscal year 2010. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no

STI ANNUA L REPORT 2011 61 further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance (see Note 12). The Company recognized $2.5 million and $2.0 million in non-cash stock-based compen-sation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2011 and 2010, respectively. The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above. Start-Up ActivitiesAll start-up costs are expensed as incurred. Accounting for Derivatives and Hedging ActivitiesThe Company generally accounts for derivatives on an accrual basis. Derivatives are recorded at fair value on the balance sheet, which, in accordance with Emerging Issues Committee Abstract No.173,”Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC–173”) requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. At June 30, 2011, the Company did not elect hedge accounting for any its derivative financial instruments. Segment ReportingThe Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests. Joint OperationsThe Company’s oil and gas development and production activities are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities. Oil and Gas InterestsThe Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator. The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby all expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments and completion costs as well as re-completion costs on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

62 STI ANNUAL REPORT 2011

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company's Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest and accretion expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to match the vehicle's usage.

3. Acquisitions

On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the "Ocean State Acquisition"), located in Middletown, Rhode Island. Earnings of the acquired company are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $10.6 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

Current assets, less current liabilities	$	229
Property and equipment		6,860
Intangible assets		2,100
Future taxes		(2,539)
Subtotal		6,650
Goodwill		3,916
Total	$	10,566

The purchase price consisted of $10.6 million in cash. Identifiable intangible assets consist of contract rights of $1.3 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. Additional cash consideration of $0.2 million is contingent upon the renewal of one contract, due in 2012. This amount will be included in the purchase price once the contingency is settled. None of the goodwill related to this acquisition is deductible for tax purposes.

On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively "Ridge Road"), all based in Lockport, New York. Earnings of the acquired company are included in the Company's results of operations from the date of acquisition. The aggregate purchase price of this acquisition was approximately $23.7 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

STI ANNUA L REPORT 2011 63 Current assets, less current liabilities $ 2,489 Property and equipment 15,955 Intangible assets 3,177 Future taxes (5,202) Subtotal 16,419 Goodwill 7,285 Total $ 23,704 The purchase price consisted of $22.7 million in cash, $0.5 million in the form of promissory notes and $0.5 million in STI common shares. Identifiable intangible assets consist of contract rights of $2.0 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and trade names of $0.9 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes. On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $3.7 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed. Current assets, less current liabilities $ 368 Property and equipment 2,554 Intangible assets 325 Future taxes (338) Subtotal 2,909 Goodwill 773 Total $ 3,682 The purchase price consisted of $3.7 million in cash. Identifiable intangible assets consist of contract rights of $0.3 million that will be amortized over 20 years and covenants not to compete of $0.03 million that will be amortized over an estimated useful life of 3 years. None of the goodwill related to this acquisition is deductible for tax purposes. On July 15, 2010, the Company closed its acquisition of all of the outstanding common stock of Leuschen Bros. Limited (the “Leuschen Acquisition”), located in Sudbury, Ontario. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $18.7 million. Current assets, less current liabilities $ (432) Property and equipment 8,184 Intangible assets 5,892 Future taxes (667) Subtotal 12,977 Goodwill 5,739 Total $ 18,716

STI ANNUA L REPORT 2011 64 The purchase price consisted of $18.7 million in cash. Identifiable intangible assets consist of contract rights of $4.5 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $1.3 million with an indefinite life. Additional cash consideration of up to approximately $1.5 million is contingent upon renewal of one para transit contract, due in 2012. This amount will be included in the purchase price once the contingency is settled. None of the goodwill related to this acquisition is deductible for tax purposes. On March 31, 2010, the Company closed its acquisition of all of the outstanding common stock of Mid-City Transit Corp. and related companies (the “Mid-City Acquisition”), located in Middletown, New York. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $7.1 million. Current assets, less current liabilities $ 750 Property and equipment 3,654 Intangible assets 2,162 Future taxes (1,305) Subtotal 5,261 Goodwill 1,814 Total $ 7,075 The purchase price consisted of $6.9 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes. On March 17, 2010, the Company closed its acquisition of all of the outstanding common stock of Wilkerson Transportation Company, Inc. (the “Wilkerson Acquisition”), located in Morristown, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.5 million. Current assets, less current liabilities $ — Property and equipment 1,181 Intangible assets 885 Future taxes (481) Subtotal 1,585 Goodwill 931 Total $ 2,516 The purchase price consisted of $2.3 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $0.7 million that will be amortized over 20 years, covenants not to compete of thirty five thousand that will be amortized over an estimated useful life of 3 years and trade names of $0.2 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes. On September 17, 2009, the Company closed its acquisition of all of the outstanding common stock of Jordan Transportation Inc. and related companies (the “Jordan Acquisition”), located in Butler, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The final purchase price of this acquisition was $10.4 million.

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STI ANNUAL REPORT 2011

Current assets, less current liabilities	$	1,414
Property and equipment		3,352
Intangible assets		3,134
Future taxes		(1,656)
Subtotal		6,244
Goodwill		4,148
Total	$	10,392

The purchase price consisted of $8.9 million in cash and $1.5 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.

4. Property and Equipment

June 30, 2011	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 2,764	$ —	$ 2,764	
Buildings	3,120	(425)	2,695	40
Transportation equipment	260,264	(105,365)	154,899	7 to 11
Leasehold improvements	1,522	(721)	801	life of lease
Other machinery and equipment	6,966	(4,175)	2,791	3 to 5
	$ 274,636	$ (110,686)	$ 163,950	

June 30, 2010	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 2,764	$ —	$ 2,764	
Buildings	2,369	(315)	2,054	40
Transportation equipment	227,902	(89,284)	138,618	7 to 11
Leasehold improvements	1,192	(503)	689	life of lease
Other machinery and equipment	5,506	(3,045)	2,461	3 to 5
	$ 239,733	$ (93,147)	$ 146,586	

5. Oil and Gas Interests

		2011		2010
Oil and gas interests	$	23,894	$	22,205
Less accumulated depletion		(8,410)		(5,969)
	$	15,484	$	16,236

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

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STI ANNUAL REPORT 2011

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the "ceiling test"); the Company performed a ceiling test calculation at June 30, 2011. Under Canadian GAAP, the ceiling test is a two step approach whereby the first step is based on pretax undiscounted cash flows of proven reserves using estimated future pricing and costs. The sales prices used for the ceiling test were $74.94 per barrel for oil and $4.63 per thousand cubic feet of natural gas. Based on the calculations under the first step of the ceiling test under Canadian GAAP, the Company is not required to write down its oil and gas interests.

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2011			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Amortization Period (Years)
Contract rights	$ 61,472	$ (13,603)	$ 47,869	20-23
Covenants not to compete	14,076	(13,535)	541	2-5
Trade names	20,339	—	20,339	None (Indefinite Life)
Total	$ 95,887	$ (27,138)	$ 68,749	

	2010			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Amortization Period (Years)
Contract rights	$ 51,623	$ (10,604)	$ 41,019	20-23
Covenants not to compete	13,457	(12,845)	612	2-5
Trade names	17,019	—	17,019	None (Indefinite Life)
Total	$ 82,099	$ (23,449)	$ 58,650	

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2011 and 2010:

Balance as of June 30, 2009	$	93,968
Goodwill additions related to acquisitions		6,893
Foreign currency effects on Goodwill		2,960
Balance as of June 30, 2010	$	103,821
Goodwill additions related to acquisitions		17,856
Foreign currency effects on Goodwill		4,079
Balance as of June 30, 2011	$	125,756

STI ANNUA L REPORT 2011 67 7. Income Taxes The provision for income taxes reported in the consolidated financial statements is made up of the following components: 2011 2010 Federal: Canada Current $ 801 $ 1,673 Future (431) (213) 370 1,460 Provincial :Canada Current 410 1,177 Future (278) (338) 132 839 Foreign: Current 75 76 Future (540) (122) (465) (46) Total provision $ 37 $ 2,253 The difference between the effective rate reflected in the provision for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2011 and June 30, 2010 is analyzed below: 2011 2010 Provision for income taxes at statutory rate $ 273 $ 917 Provincial taxes 448 584 Differential attributable to US operations (356) (214) Change in Canadian tax rate (350) (198) Permanent items 115 86 Other, including prior year true up’s (93) 1,078 $ 37 $ 2,253 The components of future income tax liability are as follows: 2011 2010 Future tax liabilities Intangibles $ (19,667) $ (18,345) Difference in book and tax basis of property and equipment (51,784) (42,365) Total deferred tax liabilities (71,451) (60,710) Future tax assets: Net operating loss carry forward 24,274 20,426 Other 7,456 8,112 Total deferred tax assets 31,730 28,538 Valuation allowance (33) (33) Net deferred tax assets 31,697 28,505 Net future tax liabilities $ (39,754) $ (32,205)

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STI ANNUAL REPORT 2011

At June 30, 2011, the Company has available U.S. non-capital loss carry forwards of approximately $58.9 million expiring in the years 2014 through 2024 and Canadian non-capital loss carry forwards of approximately $ 2.7 million expiring in the years 2018 through 2031.

8. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at			
	June 30, 2011		June 30, 2010	
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement				
Revolving credit facility	$ —	$ 23,719	$ —	$ 17,302
Convertible Debentures	—	137,888	—	94,842
Senior Secured Notes	35,000	—	—	35,000
Promissory notes due to former owners	800	250	828	550
Deferred loan costs , net of amortization				
of $ 857 and $462	(82)	(5,672)	—	(4,733)
	$ 35,718	$ 156,185	$ 828	$ 142,961

Maturities of long-term debt are as follows:

	Third Amended Credit Facility	Senior Secured Notes	Former Owners	Due to Convertible Debentures
Year ending June 30,				
2012	$ —	$ 35,000	$ 800	$ —
2013	—	—	250	—
2014	—	—	—	—
2015	—	—	—	78,464
2016 and thereafter	23,719	—	—	59,424
	$ 23,719	$ 35,000	$ 1,050	$ 137,888

Third Amended and Restated Credit Agreement and Senior Secured Notes

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the "Third Amended and Restated Credit Agreement"). Prior to the amendment, credit agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements, and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Third Amended and Restated Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Third Amended and Restated Credit Agreement and have a maturity date of December 14, 2011. At the time of the refinancing of the credit agreement, the Company decided to defer the renegotiation of

STI ANNUA L REPORT 2011 69 the Senior Secured Notes due to the sizable make-whole payment that would be required in a current refinancing. Therefore the Senior Secured Notes have been reclassified to a current liability. The Company is in negotiations to refinance the Senior Notes. Borrowings under the Third Amended and Restated Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries. Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.25 % at June 30, 2011), plus the applicable margin, which ranges from 1.0% to 1.75% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement, plus the applicable margin, which ranges from 2.25% to 3.00% depending on STA Holdings’ senior leverage ratio on the pricing date. STA Holdings did not have any Libor borrowings outstanding at June 30, 2011. The effective interest rate on the credit agreement was 3.9% for the year ended June 30, 2011. The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2011 (see Note 14). Convertible Debentures On June 7, 2011, the Company issued the 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. Upon maturity the principal amount of the 6.25% Convertible Debentures will be payable in U.S. dollars. The liability component of the 6.25% Convertible Debentures has been determined based on the net present value of future payments at the time of issuance. The difference between the face value and the liability component of the Convertible Debentures has been allocated to equity. Accretion on the liability component of the Convertible Debentures is charged at an effective interest rate such that at maturity the debt component is equal to the face value of the then outstanding 6.25% Convertible Debentures. Interest on the 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year. The 6.25% Convertible Debentures, with the exception of the value assigned to the holders’ conversion option, have been recorded as debt on the balance sheet. The following table summarizes the allocation of the principal amount and related issue costs of the Debentures at the date of original issuance. The portion of issue costs attributable to the liability of $3.0 million have been capitalized and are being amortized over the term of the 6.25% Convertible Debentures, using the effective interest method, while the remaining $28 thousand has been charged to equity.

ST I ANNUA L REPORT 201170 Principal Amount Transaction Date Issued Liability Equity June 7, 2011 $ 60,000 $ 59,424 $ 576 Issue costs (2,984) (2,956) (28) $ 57,016 $ 56,468 $ 548 Each 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the “6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each $1,000 principal amount of the 6.25% Convertible Debenture. The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. On June 21, 2010, the Company issued the 6.75% Convertible Debentures due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). Upon maturity the principal amount of the 6.75% Convertible Debentures will be payable in Canadian dollars. On October 26, 2009, the Company issued the 7.5% Convertible Debentures due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. Upon maturity the principal amount of the 7.5% Convertible Debentures will be payable in Canadian dollars. The liability component of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures has been determined based on the net present value of future payments at the time of issuance. The difference between the face value and the liability component of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures has been allocated to equity. Accretion on the liability component of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures is charged at an effective interest rate such that at maturity the debt component is equal to the face value of the then outstanding 7.5% Convertible Debentures and the 6.75% Convertible Debentures. Interest on the 7.5% Convertible Debentures is payable semi-annually, in arrears, on October 31 and April 30 of each year and interest on the 6.75% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 30 of each year. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures, with the exception of the value assigned to the holders’ conversion option, have been recorded as debt on the balance sheet. The following table summarizes the allocation of the principal amount and related issue costs of the Debentures at the dates of original issuance. The portion of issue costs attributable to the liability of $4.8 million have been capitalized and are being amortized over the terms of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures, using the effective interest method, while the remaining $41 thousand has been charged to equity.

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Transaction Date	Principal Amount Issued	Liability	Equity
October 26, 2009	$ 42,155	$ 41,725	$ 430
November 10, 2009	6,378	6,313	65
June 21, 2010	48,232	47,928	304
	96,765	95,966	799
Issue costs	(4,887)	(4,846)	(41)
	$ 91,878	$ 91,120	$ 758

Each of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the "7.5% Convertible Debenture Conversion Price") which is equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of the 7.5% Convertible Debenture and a conversion price of Cdn $7.25 per common share (the "6.75% Convertible Debenture Conversion Price") which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the 6.75% Convertible Debenture.

The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures and the 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures".

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each Cdn $1,000 principal amount of 7.5% Convertible Debentures and the 6.75% Convertible Debentures and US $1,000 principal amount of the 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

STI ANNUA L REPORT 2011 72 The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon. Subordinated Notes The Subordinated Notes were originally issued by STA ULC as a component of the IPSs pursuant to the IPS Offering completed on December 21, 2004. On or after the fifth anniversary of the issuance of the Subordinated Notes, the Company had the option to redeem the notes for the principal amount plus a premium that declined over time. On December 21, 2009, the Company redeemed the remaining 14% Subordinated Notes, originally issued as a component of the IPSs as the final step in the process of converting from the IPS structure to a traditional common share structure. The outstanding 14% Subordinated Notes redeemed on December 21, 2009 had a principal balance of $36.4 million (Cdn $38.7 million) at the time of redemption. The cash redemption price of the 14% Subordinated Notes was $38.5 million (Cdn $41.0 million), which included a redemption premium of $1.8 million and accrued interest of $0.3 million. The Company recorded a loss of $3.7 million that consisted of the redemption premium of $1.8 million and the write-off of $2.1 million of deferred financing costs and other related expenses, partially offset by the write-off of the embedded call option premium which resulted in a $0.2 million gain in the fiscal year ended June 30, 2010. Promissory Notes Due to Former OwnersPromissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses. In the event of liquidation of the Company, payments of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company. 9. Asset Retirement ObligationCICA Section 3110 “Asset Retirement Obligations” establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation relates to the cost associated with shutting down oil and gas wells. At June 30, 2011, the present value of the Company’s asset retirement obligation was $0.7 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 6.9% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $1.5 million. 10. Common Shares The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. Pursuant to it’s Dividend Reinvestment Plan (the “Plan”), the Company issued 1,068,418 and 1,086,507 common shares during the fiscal years ended June 30, 2011 and 2010, respectively. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume

STI ANNUA L REPORT 2011 73 weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. During the fiscal year, Company issued 4,985,420 common shares having an approximate value of $26.1 million in connection with conversions of the Company’s 7.5% Convertible Debentures. On January 7, 2011, the Company issued 82,630 common shares having a value of $0.5 million in connection with the Ridge Road acquisition. Common shares issued and outstanding are 61,786,868 and 55,650,400 million at June 30, 2011 and 2010, respectively. The Company has recorded dividends payable on the common shares of $ 3.0 million and $2.4 million at June 30, 2011 and 2010, respectively, which are included in other current liabilities. 11. Earnings per Share The following table sets forth the basic and diluted weighted average share amounts: Twelve Months Twelve Months Ended Ended June 30, 2011 June 30, 2010 Weighted-average shares outstanding-basic 57,756,889 55,108,224 Potential dilutive effect of shares to be issued to settle the debentures 15,849,683 9,969,570 Weighted-average shares outstanding-diluted 73,606,572 65,077,794 The computations for basic and diluted earnings per common share are as follows: Twelve Months Twelve Months Ended Ended June 30, 2011 June 30, 2010 Net income -basic $ 1,587 $ 2,704 Add back: Interest expense and accretion on debentures (net of tax) 4,258 1,886 Net income used for diluted earnings per share 5,845 4,590 Basic income per share $ 0.03 $ 0.05 Diluted income per share $ 0.03 $ 0.05 The conversion of the Convertible Debentures is anti-dilutive for the years ended June 30, 2011 and 2010. 12. Stock Based Compensation The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders approved on initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Beginning with the fiscal year ended June 30, 2009, participants had the right, each year, to “put” up to a minimum of 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.

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On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS's. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to "put" up to a minimum of one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense (income), net in the consolidated statement of operations. Shares granted are fully vested on the grant date.

The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the fiscal year ended June 30, 2011		
	Shares	**Taxes**	**Total outstanding**
Shares outstanding at June 30, 2010	619,961	(190,449)	429,512
Redemptions	(196,202)	—	(196,202)
Shares outstanding at June 30, 2011	423,759	(190,449)	233,310

Pursuant to the liquidity provision of the EIP plan, 196,202 shares were "put" back to the Company, during the year ended June 30, 2011 for which the Company paid $1.7 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2011 represents a liability of $2.4 million which is recorded in other current liabilities.

	For the fiscal year ended June 30, 2010		
	Shares	**Taxes**	**Total outstanding**
Shares outstanding at June 30, 2009	769,818	(158,344)	611,474
Grants	146,661	(32,105)	114,556
Redemptions	(296,518)	—	(296,518)
Shares outstanding at June 30, 2010	619,961	(190,449)	429,512

The Company recognized $0.8 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2010, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 296,518 shares were "put" back to the Company, during the year ended June 30, 2010 for which the Company paid $2.5 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2010 represents a liability of $3.8 million, of which $1.9 million is recorded in other current liabilities.

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STI ANNUAL REPORT 2011

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants and shares outstanding pursuant to the EIP:

	For the fiscal year ended June 30, 2011		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2010	239,000	(79,572)	159,428
Grants	485,814	(97,295)	388,519
Redemptions	(9,413)	—	(9,413)
Shares outstanding at June 30, 2011	715,401	(176,867)	538,534

The Company recognized $2.5 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2011, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 9,413 shares were "put" back to the Company, during the year ended June 30, 2011 for which the Company paid $0.1 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2011 represents a liability of $3.5 million, of which $1.5 million is recorded in other current liabilities.

	For the fiscal year ended June 30, 2010		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2009	—	—	—
Grants	239,000	(79,572)	159,428
Shares outstanding at June 30, 2010	239,000	(79,572)	159,428

The Company recognized $1.2 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2010, based on the estimated fair value of these shares on the grant date. The fair value of the Class B Series Three common shares outstanding at June 30, 2010 represents a liability of $0.8 million, of which $0.3 million is recorded in other current liabilities.

13. Financial Instruments

Under Canadian generally accepted accounting principals, the Company's financial instruments are classified into one the following categories: assets available for sale, assets or liabilities held for trading, loans and receivables and other financial liabilities. The following table summarizes information regarding the carrying values of the Company's financial instruments:

	As at June 30, 2011	As at June 30, 2010
Assets or liabilities held for trading (1)	$ 5,328	$ 6,967
Loans and receivables (2)	30,789	24,949
Other financial liabilities (3)	228,561	179,443
	$ 264,678	$ 211,359

(1) Includes cash and derivative financial instruments (foreign exchange contracts). Balance at June 30, 2011 includes $1.6 million of foreign currency exchange contracts of which $1.5 million in included in other current assets. Balance at June 30, 2010 includes $ 2.1 million of foreign currency exchange contracts of which $1.5 million is included in other current assets.

(2) Includes Trade Receivables.

(3) Includes current liabilities, long term debt and Class B- Series Two and Class B Series Three common share liability and other liabilities.

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STI ANNUAL REPORT 2011

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Derivative financial instruments are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn. $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation .

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm's length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

As of June 30, 2011, the fair values of the Company's financial assets and liabilities measured on a recurring basis were categorized as follows:

	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$ 1,616	$ —	$ —	$ 1,616
Class B Series Two and Three common share liability	—	5,900	—	5,900
	$ 1,616	$ 5,900	$ —	$ 7,516

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company's management has overall responsibility for the establishment of the Company's risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

At June 30, 2011, the Company had $58.7 million in outstanding senior indebtedness (comprised of $23.7 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $137.9 million in fixed rate Convertible Debentures. The Company's interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest.

The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company has secured fixed rate financing in the form of the Senior Secured Notes and the Convertible Debentures. With regards to the outstanding revolving credit facility borrowings as at June 30, 2011, these borrowings are subject to floating interest rates.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2011, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.2 million.

The Company had no interest rate swaps in place at or during the fiscal years ended June 30, 2011 and 2010.

Foreign Currency Exchange Risk
The Company manages the exposure to currency fluctuations through foreign currency exchange contracts. In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts for a portion of the anticipated dividends on common shares through September 14, 2012.

STA Holdings has 15 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At June 30, 2011, the Company had the following outstanding contracts relating to dividend payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2011-June 2012	12	13.6	14.7	1.0809
July 2012-Sept 2012	3	3.7	3.7	1.0000
	15	17.3	18.4	

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations. The fair value of the Forward Contracts represented a net asset of $1.6 million at June 30, 2011 of which $1.5 million is recorded in other current assets on the consolidated balance sheet. The Forward Contracts have a notional amount of approximately $17.3 million. As part of the Company's periodic review of its hedging practices, it was decided that the forward contracts dated June 2011 through February 2014, having a notional value of approximately $39.5 million, were to be liquidated.

These exchange contracts were liquidated in May 2011, resulting in a realized gain of $2.8 million, which is recorded in other income in the consolidated statements of operations.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 27.1% of the Company's consolidated revenues and expenses are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company realized a loss on the translation of the Canadian operations of $0.5 million. The Company recorded a gain of $2.5 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends). Both of these transactions are recorded in other income in the consolidated statements of operations.

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STI ANNUAL REPORT 2011

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

The objective of the Company's credit risk management activities is to minimize exposures to volatility resulting from the inability of the counterparty or customer to not meet its fiduciary responsibilities. The Company manages this risk by closely managing its relationships with its customers and the counterparties.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company's history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2011 and 2010, respectively.

The following table sets forth details of the aged receivables and the related allowance for doubtful accounts:

	As at June 30, 2011	As at June 30, 2010
Current -30 days outstanding	$ 28,553	$ 23,425
31-90 days outstanding	2,027	1,296
Over 90 days outstanding	313	313
Less allowance for doubtful accounts	(104)	(85)
Trade Receivables, net	$ 30,789	$ 24,949

The following are the maturities of financial liabilities as at June 30, 2011, including interest (on an undiscounted basis):

	Due within 1 year	Due within 2 years	Due within 3 years	Due within 4 years	Thereafter	Total
Accounts payable	$ 1,819	$ —	$ —	$ —	$ —	$ 1,819
Accrued expenses and other current liabilities	28,650	—	—	—	—	28,650
Seller debt	800	250	—	—	—	1,050
Class B- Series Two common share liability	2,433	—	—	—	—	2,433
Class B- Series Three common share liability	1,457	1,176	694	140	—	3,467
Second Amended Credit Facility	1,008	1,008	1,008	1,008	24,307	28,339
Senior Secured Notes	36,040	—	—	—	—	36,040
Convertible Debentures	9,277	9,277	9,277	86,800	71,250	185,881
	$ 81,484	$ 11,711	$ 10,979	$ 87,948	$ 95,557	$ 287,679

STI ANNUA L REPORT 2011 79 Liquidity RiskLiquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through the use of available capital and alternate sources of capital. The objective of the Company’s liquidity risk management activities is to ensure the Company can fulfill its financial obligations upon maturity. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows and by exploring and obtaining, if necessary, alternate sources of capital. 14. Capital ManagementThe Company’s objectives with respect to managing capital is to maintain a flexible capital base which optimizes the cost of capital at acceptable risk so as to maintain investor, creditor and market confidence and to sustain the future development of the business through the Company’s continued growth strategy. The Company defines capital that it manages as the aggregate of its shareholders equity, interest bearing debt, which currently includes senior debt, convertible unsecured debentures and unsecured promissory notes, and working capital, which amounts to an aggregate of $306.3 million at June 30, 2011 and $320.7 million at June 30, 2010. In addition, the Company also reviews vehicle operating leases on an annual basis as an alternative method of financing a portion of its fleet expenditures. Utilizing operating lease financing for a portion of the fleet expenditures provides an alternative source of capital at attractive rates for the Company, while also allowing the Company to maintain borrowing availability under the Company’s credit agreement to finance future additional growth opportunities. The Company manages its capital to ensure that financial flexibility is present to increase shareholder value through organic growth and selective acquisitions as well as to allow the Company to respond to changes in economic and/ or marketplace conditions. The Company, upon approval by its Board of Directors, will balance its overall capital structure through new equity or debt issuances, retirement of debt obligations or by undertaking other activities as deemed appropriate under the specific circumstances. The Company utilizes its revolving credit facility as a means to fund organic growth and acquisitions. Management evaluates each growth opportunity on a number of metrics, including on the basis of expected cash flows and internal rates of return of the growth opportunity. The Company is subject to certain leverage and interest coverage covenants on its debt, and thus management also evaluates the impact of the growth opportunity on its overall leverage. In the event that the Company does not have revolving credit facility funds available, or as the Company’s revolving credit facility borrowings approach the limit of available commitments under the facility, management considers the issuance of additional equity or other alternative sources of capital to fund growth opportunities. The Company has historically used the net proceeds from equity issuances and Convertible Debenture issuances to repay revolving credit facility borrowings, which repayment reloaded the revolving credit facility to fund additional growth opportunities as they arose. The Company’s revolving credit facility and the Senior Note Agreement require the Company to maintain several leverage and coverage ratios in order to be in compliance with the terms of the agreements. The revolving credit facility requires that the Company maintain the following covenants, based on the average amount outstanding for revolving credit borrowings for the last twelve months as follows: interest coverage ratio not less than 2.0:1; total funded debt to EBITDA (as defined in the agreement) not more than 5.0:1 and total senior funded debt to EBITDA (as defined in the agreement) not more than 3.0:1. The Company was in compliance with all covenants.

80
STI ANNUAL REPORT 2011

The Senior Note Agreement requires that the Company maintain the following covenants, based on the absolute amount outstanding for revolving credit borrowings at the end of the period as follows: total funded debt to EBITDA (as defined in the agreement) not more than 5.00:1 and total senior funded debt to EBITDA (as defined in the agreement) not more than 3.00:1. The Company was in compliance with all covenants.

15. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2011 and 2010:

	2011		
	Revenues	Property and Equipment (net)	Goodwill
United States	$ 240,381	$ 124,932	$ 80,968
Canada	58,946	39,018	44,788
Total	$ 299,327	$ 163,950	$ 125,756

For the year ended June 30, 2011, the oil and gas segment, which is located in the United States, had revenues of $6.0 million and net oil and gas interests of $15.5 million. There is no goodwill associated with this segment.

	2010		
	Revenues	Property and Equipment (net)	Goodwill
United States	$ 216,331	$ 114,426	$ 68,844
Canada	45,650	32,160	34,977
Total	$ 261,981	$ 146,586	$ 103,821

For the year ended June 30, 2010, the oil and gas segment, which is located in the United States, had revenues of $5.2 million and net oil and gas interests of $16.2 million. There is no goodwill associated with this segment.

The accounting polices of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

STI ANNUA L REPORT 2011 81 Reportable Operating Segments: 2011 2010 Revenue Transportation $ 299,327 $ 261,981 Oil and gas 5,958 5,175 $ 305,285 $ 267,156 Operating earnings Transportation $ 11,087 $ 16,078 Oil and gas 1,308 38 12,395 16,116 Unallocated expenses 10,771 11,159 Provision for taxes 37 2,253 Net Income $ 1,587 $ 2,704 Capital Expenditures Transportation $ 11,826 $ 35,026 Oil and gas 1,834 1,580 $ 13,660 $ 36,606 Depreciation, depletion and amortization Transportation $ 34,088 $ 30,350 Oil and gas 2,442 2,386 $ 36,530 $ 32,736 Goodwill Transportation $ 125,756 $ 103,821 Oil and gas — — $ 125,756 $ 103,821 Current Assets Transportation $ 54,159 $ 47,127 Oil and gas 2,137 1,030 $ 56,296 $ 48,157 Long term assets Transportation $ 360,993 $ 311,311 Oil and gas 15,591 16,343 $ 376,584 $ 327,654 Current Liabilities Transportation $ 70,065 $ 33,567 Oil and gas 12 265 $ 70,077 $ 33,832 Long term Liabilities Transportation $ 193,454 $ 172,477 Oil and gas 5,485 6,122 $ 198,939 $ 178,599

82 STI ANNUAL REPORT 2011

16. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $8.4 million and $7.2 million for the years ended June 30, 2011 and 2010, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $8.4 million and $5.4 million for the years ended June 30, 2011 and 2010, respectively. The terms of these and other leases expire at various times through 2022.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Operating Leases	Vehicle Leases	Total
Year ending June 30:			
2012	$ 7,424	$ 8,220	$ 15,644
2013	4,635	7,020	11,655
2014	3,418	5,975	9,393
2015	2,495	4,959	7,454
2016	1,657	3,039	4,696
Thereafter	5,332	—	5,332
Total minimum payments	$ 24,961	$ 29,213	$ 54,174

17. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.3 million and $0.2 million in expenses related to the plan for the years ended June 30, 2011 and 2010, respectively.

18. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid the transportation equipment dealer $0.4 million and $0.5 million for each of the years ended June 30, 2011 and 2010, respectively.

The Company utilizes an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of the executive search firm is a director of both the Company and STA Holdings. The Company did not make any payments to the executive search firm for the year ended June 30, 2011. The Company paid $0.1 million to the executive search firm, for the year ended June 30, 2010 for executive search services.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

STI ANNUA L REPORT 2011 83 19. Commitments and ContingenciesThe Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers’ compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company’s insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company’s operations are bodily injury and property damage to third parties. In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company’s financial position, results of operations or cash flows. As part of collateral agreements supporting its insurance programs, the Company had $1.2 million and $0.7 million of letters of credit outstanding at June 30, 2011 and 2010, respectively. Of these amounts, $0.3 million are supported by cash deposits, which are included in other assets on the consolidated balance sheet as at June 30, 2011 and 2010. Certain of the Company’s contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent school year, outstanding performance bonds aggregated $57.3 million. There are no collateral requirements for these surety bonds. 20. Supplemental Cash Flow InformationThe Company paid $11.9 million and $ 9.0 million in interest for the years ended June 30, 2011 and 2010, respectively. The Company paid $5.8 million and $1.2 million in taxes for the years ended June 30, 2011 and 2010, respectively. 21. Subsequent EventsPrior to July 5, 2011, STA Holdings granted 77,666 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2011. In addition, prior to July 5, 2011, 18,269 Class B Series Two common shares and 5,720 Class B Series Three common shares were put back to the Company pursuant to the liquidity provision of the EIP plan. During July 2011 the Company entered into additional operating leases with four major financial institutions to lease approximately $22.9 million in replacement and growth school vehicles for the upcoming 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases. During July and August 2011, an additional $0.4 million of the Company’s 7.5% Convertible Debentures were converted into 80,581 shares of common stock. On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market. On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application and on September 2, 2011 the SEC formally declared effective the Company’s Form 40-F registration statement. As such, the Company became a “Foreign Private Issuer” under applicable US federal securities laws, eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by Canada and the United States. On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures will continue to be listed on the Toronto Stock Exchange.

STI ANNUA L REPORT 2011 84 In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”) for all reporting companies effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. As a result, management undertook a detailed review of the implications of the Company having to report under IFRS. In addition, management also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using United States generally accepted accounting principals (“US GAAP”), as permitted by the Canadian Securities Administrators’ National Instrument 51-102, “Continuous Disclosure Obligations”. In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators and (ii) the financial reporting needs of the Company’s market participants, including shareholders, lenders and market analysts. As a result of this analysis, management determined that the Company will adopt U.S. GAAP as its primary basis of financial reporting with the first reporting period beginning after July 1, 2011, on a retrospective basis. The adoption of US GAAP is not anticipated to have a material change on the Company’s accounting policies or financial results, except for the reported differences disclosed in the supplemental note entitled “Reconciliation of Canadian GAAP to US GAAP” included as an exhibit to the Form 40-F Registration Statement filed with the United States Securities and Exchange Commission (the “SEC”) on July 13, 2011. In addition, the Company’s reporting obligations as a Foreign Private Issuer under SEC rules and regulations implementing Section 404 of the Sarbanes-Oxley Act of 2002 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm (starting with the fiscal year end June 30, 2013).

CORPORATE DIRECTORY

STUDENT TRANSPORTATION INC.

STB
NASDAQ
LISTED

STB LISTED ON TMX

Corporate Office
Student Transportation Inc.
Student Transportation of Canada
160 Saunders Road
Unit 6, Barrie, Ontario Canada
L4N 9A4

Executive Office
Student Transportation of America
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719

Tel: 732-280-4200
or 1-888-942-2250

Senior Management Team
Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

Patrick J. Walker
Executive Vice President and Chief Financial Officer

Patrick Vaughan
Chief Operating Officer

John DiMaiolo
Chief Accounting Officer

Paula Altieri
Corporate Controller

Independent Auditor
Ernst & Young LLP
Metropark, New Jersey

Transfer Agent & Registrar
Computershare Trust Company
100 University Ave., 8th floor
Toronto, Ontario
M5J 2Y1
Tel: 1-800-564-6253

Legal Counsel
Goodmans LLP
Toronto, Ontario

Thompson Coburn LLP
Chicago, Illinois

Stock Exchange Listing and Symbols
NASDAQ Global Select Market
NASDAQ: STB
(Common Shares)

Toronto Stock Exchange
TSX: STB
(Common Shares)

TSX: STB.DB.A
(7.5% Subordinated Notes)

TSX: STB.DB.B
(6.75% Subordinated Notes)

TSX: STB.DB.U
(6.25% Subordinated Notes)

Investor Relations Contacts
Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

Patrick J. Walker
Executive Vice President and Chief Financial Officer

For further investor information or to be added to the mailing list for financial reports, please contact:

Keith Engelbert
Director of Investor Relations
invest@rideSTA.com
Tel: 732-280-4200 or
1-888-942-2250

Investor Relations Website
www.rideSTBus.com

Annual Meeting
Thursday, November 10, 2011
2:00 p.m. ET
TSX Broadcast & Conference Centre
130 King Street West
Toronto, Ontario



NASDAQ LISTED [STB]
STUDENT TRANSPORTATION INC.
NASDAQ

COMMITTED TO PROVIDING THE HIGHEST LEVEL OF SAFE, RELIABLE AND COST-EFFECTIVE STUDENT TRANSPORTATION. www.rideSTBus.com